Exhibit 99.2

Year End

2009

Management's Discussion and Analysis

December 31, 2009

Table of Contents

FOURTH QUARTER AND FULL YEAR 2009 FINANCIAL AND OPERATIONAL HIGHLIGHTS		5
BACKGROUND		6
CORPORATE RESPONSIBILITY		6
CORPORATE DEVELOPMENTS		7
A.	El MORRO TRANSACTION	7
B.	SALE OF ASSET BACKED NOTES	8
C.	AMAPARI MINE SALE AGREEMENT	8
D.	SUSPENSION OF MINING OPERATIONS AT THE CERRO SAN PEDRO MINE	9
E.	WESTERN GOLDFIELDS BUSINESS COMBINATION	9
RESERVES AND RESOURCES UPDATE		10
ECONOMIC TRENDS		10
SELECTED ANNUAL FINANCIAL INFORMATION		11
OVERVIEW OF 2009 FINANCIAL RESULTS		11
OVERVIEW OF 2009 FOURTH QUARTER FINANCIAL RESULTS		12
OPERATIONS REVIEW		12
A.	MESQUITE MINE, CALIFORNIA	12
	FOURTH QUARTER OF 2009 COMPARED TO FOURTH QUARTER OF 2008	14
	YEAR ENDED 2009 COMPARED TO YEAR ENDED 2008	15
	2010 GUIDANCE	15
B.	CERRO SAN PEDRO, MEXICO	15
	FOURTH QUARTER OF 2009 COMPARED TO FOURTH QUARTER OF 2008	17
	YEAR ENDED 2009 COMPARED TO YEAR ENDED 2008	18
	IMPACT OF FOREIGN EXCHANGE ON OPERATIONS	19
	2010 GUIDANCE	19
C.	PEAK MINE, AUSTRALIA	19
	FOURTH QUARTER 2009 COMPARED TO FOURTH QUARTER 2008	20
	YEAR ENDED 2009 COMPARED TO YEAR ENDED 2008	21
	IMPACT OF FOREIGN EXCHANGE ON OPERATIONS	21
	2010 GUIDANCE	21

PROJECT DEVELOPMENT REVIEW		21
A.	AMAPARI MINE – AMAPÁ, BRAZIL	21
B.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO	22
C.	PEAK GOLD MINE, NEW SOUTH WALES, AUSTRALIA	22
D.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA	22
E.	EL MORRO JOINT VENTURE, ATACAMA REGION, CHILE	23
REVIEW OF FINANCIAL RESULTS		24
	FOURTH QUARTER 2009 COMPARED TO FOURTH QUARTER 2008	24
	2009 COMPARED TO 2008	26
QUARTERLY INFORMATION		29
BALANCE SHEET REVIEW		29
A.	ASSETS	29
B.	ASSET BACKED NOTES	30
C.	FUEL CONTRACTS	31
D.	GOLD HEDGE CONTRACTS	32
E.	LONG-TERM DEBT	32
F.	FUTURE INCOME AND MINING TAXES	34
NON-GAAP MEASURE – TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION		35
LIQUIDITY AND CAPITAL RESOURCES		35
LIQUIDITY AND CAPITAL RESOURCES OUTLOOK		36
OUTLOOK		37
COMMITMENTS		39
CONTINGENCIES		39
A.	NEW AFTON	39
B.	AMAPARI MINE	40
C.	CERRO SAN PEDRO MINE	40
OFF-BALANCE SHEET ARRANGEMENTS		41
RELATED PARTY TRANSACTIONS		41
RISK FACTORS		41
A.	METAL PRICES	41
B.	GOVERNMENT REGULATIONS	41
C.	FOREIGN OPERATIONS	42

D.	ENVIRONMENTAL COMPLIANCE	42
E.	ASSET BACKED NOTES	43
F.	ADDITIONAL FINANCING	43
G.	RISK RELATING TO RECENT ACQUISITIONS	44
H.	DEPENDENCE ON MANAGEMENT	44
I.	TITLE TO THE COMPANY’S MINERAL PROPERTIES	44
J.	LITIGATION	44
FINANCIAL RISK MANAGEMENT		44
A.	CREDIT RISK	44
B.	LIQUIDITY RISK	46
C.	CURRENCY RISK	46
D.	INTEREST RATE RISK	48
E.	COMMODITY PRICE RISK	48
CONTRACTUAL OBLIGATIONS		49
OUTSTANDING SHARES		50
ACCOUNTING POLICIES IMPLEMENTED EFFECTIVE JANUARY 1, 2009		50
CRITICAL ACCOUNTING POLICIES AND ESTIMATES		53
A.	INVENTORIES	53
B.	MINERAL PROPERTIES	54
C.	RECLAMATION OBLIGATIONS	55
D.	FUTURE TAX ASSETS AND LIABILITIES	55
E.	REVENUE RECOGNITION	55
F.	STOCK-BASED COMPENSATION	56
INTERNATIONAL FINANCIAL REPORTING STANDARDS		56
A.	FINANCIAL INSTRUMENTS	57
B.	IMPAIRMENT	57
C.	ASSET RETIREMENT OBLIGATIONS	57
D.	FOREIGN CURRENCY TRANSLATION	58
E.	IFRS 1 “FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS”	58

CONTROLS AND PROCEDURES		58
A.	DISCLOSURE CONTROLS AND PROCEDURES	58
B.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	58
C.	CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING	59
ENDNOTES		60
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		61
CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES		61

NEW GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2009
(IN UNITED STATES DOLLARS, EXCEPT WHERE NOTED)

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. (“New Gold” or the “Company”) and its subsidiaries and including its predecessor entities.  This MD&A should be read in conjunction with New Gold Inc.’s audited consolidated financial statements for the years ended December 31, 2009 and 2008 and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in thousands, unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 4, 2010.  Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

FOURTH QUARTER AND FULL YEAR 2009 FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	Fourth quarter gold production of 111,672 ounces, up 41% from 78,950 ounces in the same period in 2008. Gold production in 2009 increased 29% to 301,773 ounces from 233,103 ounces in 2008.
▪	Fourth quarter gold sales of 106,475 ounces, up 36% from 78,194 ounces in the same period in 2008. Gold sales in 2009 increased 23% to 292,407 ounces from 237,590 ounces in 2008.
▪	Total cash cost(1) of $472 and $465 per ounce of gold sold in the fourth quarter and full year 2009, respectively. This represents a decrease of approximately 17% from the same prior year periods.
▪
Net loss from continuing operations during the fourth quarter of $2.3 million or $0.01 per share compared to net earnings of $39.4 million or $0.18 per share (basic and diluted) in the same period in 2008.  In 2009, net loss from continuing operations of $183.4 million or $0.60 per share compared to net earnings of $70.9 million or $0.48 per share (basic and diluted) in 2008.

▪
Fourth quarter earnings from mine operations of $39.7 million, up from a loss of $14.6 million in the same period in 2008.  Earnings from mine operations of $88.6 million in 2009, up from $21.4 million in 2008.

▪	Cash and cash equivalents held by continuing operations totaled $262.3 million at December 31, 2009, up 44% from $182.0 million at December 31, 2008.
▪
Subsequent to the end of the year, New Gold provided notice to Xstrata Copper Chile S.A. (“Xstrata”) of the exercise of the Company’s right of first refusal to acquire 70% of the El Morro copper-gold project in Chile through a loan from Goldcorp Inc. (“Goldcorp”).  New Gold then completed a transaction with Goldcorp which resulted in a Goldcorp subsidiary now holding the 70% interest in El Morro.  Through the subsequent transaction with Goldcorp, the Company received $50 million and the terms of the shareholder agreement were amended.  The transaction closed on February 16, 2010.

▪
Subsequent to the end of the year, the sale of the Amapari Mine to Beadell Resources Ltd. (“Beadell”) for $63 million.  Proceeds to New Gold of $46 million in cash and $17 million in Beadell shares are contingent on the successful completion of an A$75 million equity offering by Beadell.  The transaction is expected to close in March 2010.

▪	Subsequent to the end of the year, the Company sold Cdn$83.1 million of asset backed notes for proceeds of Cdn$49.9 million.
BACKGROUND

New Gold Inc. is an intermediate gold producer with a portfolio of global assets in the United States, Mexico, Australia, Canada, Chile and Brazil. The Company’s operating assets consist of the Mesquite gold mine (“Mesquite Mine”) in the United States, the Cerro San Pedro gold-silver mine (“Cerro San Pedro Mine”) in Mexico, and the Peak gold-copper mine (“Peak Mine”) in Australia.  Significant development projects include the New Afton copper-gold project (“New Afton”) in Canada and a 30% interest in the El Morro copper-gold project (“El Morro”) in Chile.  New Gold has an objective of becoming a million ounce gold producer, with a lower than industry average total cash cost(1) per ounce, by 2012.  New Gold plans on achieving this vision through:

▪	Delivering on operational targets (safety, cost, production, environmental and social responsibility);
▪	Maintaining a strong financial position;
▪	Internal growth through project development and the continuous improvement of existing operations; and,
▪	External growth through additional value enhancing merger and acquisition opportunities.

New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential.

CORPORATE RESPONSIBILITY

The Company’s commitment to principled growth is entrenched in the concept of growing responsibly.  This underlies management’s belief that economic achievement, environmental performance and social contributions are indivisible components in the success of the Company.

New Gold works to ensure a workplace free from injury and has achieved a rate of lost-time injury that was significantly less than those recorded as international industry averages.  The Company also actively engages in meaningful dialogue with local community residents and organizations to identify economic, training, social and development priorities and contributes to the development of the communities surrounding its operations.

New Gold’s corporate responsibility objectives are to prevent pollution, minimize the impact the operations may cause to the environment and practice the progressive rehabilitation of areas impacted by its activities.  The Company has a history of operating in a socially responsible and sustainable manner, and of meeting international standards in the three countries where it currently operates mines.  The Company is a member of the Canadian Business for Social Responsibility and is a partner of the United Nations Global Compact.

The board of directors, management and employees of New Gold are committed to achieving the vision of becoming a low cost, million ounce gold producer by 2012 in a socially responsible and sustainable manner.

CORPORATE DEVELOPMENTS

A.	El MORRO TRANSACTION

On January 7, 2010, New Gold provided notice to Xstrata Copper Chile S.A. ("Xstrata"), a wholly-owned subsidiary of Xstrata Plc, of the exercise of its right of first refusal to acquire 70% of the El Morro copper-gold project in Chile for $463.0 million.  New Gold, as Xstrata’s then current 30% joint venture partner in El Morro, held a right of first refusal over Xstrata’s 70% interest which was triggered on October 12, 2009 when Barrick Gold Corporation ("Barrick") announced that it had entered into an agreement with Xstrata to acquire Xstrata’s interest.  On February 16, 2010, the Company completed the acquisition of Xstrata’s 70% interest in the El Morro property.  Goldcorp Inc. ("Goldcorp") loaned $463.0 million to New Gold to fund the exercise of the right of first refusal.  After acquisition of the 70% interest by a New Gold subsidiary, New Gold sold that subsidiary to Goldcorp.

Concurrent with the sale of the New Gold subsidiary to Goldcorp, the Company received $50.0 million payment to New Gold and the parties amended the terms of the existing El Morro Shareholders Agreement ("the Agreement").

As a result of these transactions, New Gold will continue its participation as a 30% partner in the El Morro project under the amended Agreement with the following benefits being realized by the Company:

	Original Agreement	Revised Agreement
Upfront payment	--	$50 million
Percentage of New Gold’s 30% share of development capital carried	70%	100%
Interest charged on carried funding	Xstrata cost of capital + 1% (approximately 10%)	U.S. 7-year Treasury Rate + 1.87% (most recently 5.0%)
Initiation of construction guarantee	--	Within 60 days of receipt of permits and approvals (subject to financial penalty of $1.5 million per month up to 24 months)

Goldcorp has agreed to fund 100% of the Company’s share of the development and construction capital for the project, which was estimated in the El Morro feasibility study at approximately $2.5 billion.  Under the former Xstrata carried funding arrangements, the Company would be required to fund approximately $225.0 million or 9% of the project capital prior to completion of the project, however under the new

Goldcorp funding arrangement, New Gold will not need to fund any of the approximately $225.0 million of project capital prior to completion of development and construction.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries.  The claim relates to New Gold’s exercise of its right of first refusal on the El Morro copper-gold project.  New Gold believes the claim is completely without merit and intends to defend this action using all available legal avenues.

B.	SALE OF ASSET BACKED NOTES

During the fourth quarter of 2009, New Gold sold Cdn$56.3 million of face value asset backed notes (“AB Notes”) for cash proceeds of Cdn$31.2 million.  Three classes of notes were sold:

▪	Cdn$32.9 million of face value MAV 2 Class A-1 notes for Cdn$19.1 million
▪	Cdn$18.3 million of face value MAV 2 Class A-2 notes for Cdn$8.4 million
▪	Cdn$5.1 million of face value MAV 2 Class 15 notes for Cdn$3.7 million

New Gold was able to realize a weighted average price of Cdn$0.55 per dollar through the monetization of this portion of the company's notes.  Of New Gold's remaining Cdn$104.0 million in face value notes, Cdn$83.1 million, or 80%, are in the MAV 2 Class A-1 and A-2 category which are considered to be the most secure of the asset backed notes from a credit perspective.

The remaining unsold asset backed notes had a fair value estimate of $45.9 million (Cdn$50.7 million) as at December 31, 2009.

During January 2010, the Company further disposed of Cdn$83.1 million face value of MAV 2 Class A-1 and A-2 notes for proceeds of Cdn$49.9 million realizing a weighted average price of $0.60 per dollar.

C.	AMAPARI MINE SALE AGREEMENT

On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda. ("MPBA"), which holds the Amapari Mine and other related assets, to Beadell Resources Ltd. ("Beadell") for $63.0 million.  Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil.

Proceeds to New Gold will be $46.0 million in cash and $17.0 million in Beadell shares and are contingent on the successful completion of an A$75.0 million equity offering by Beadell, and related shareholder approvals.  The Macquarie Fixed Income, Currencies and Commodities Group of Macquarie Bank Limited and Macquarie Capital Group Limited have committed to subscribe for a total A$10.0 million of Beadell shares (A$5.0 million each) at the bookbuild price up to A$0.25 per share, subject to a number of conditions including successful completion of the offering and the acquisition.

As part of the planned equity offering, Beadell is required to obtain shareholder approval by simple majority of 50% plus one of those votes cast.  The shareholder vote will take place in early March.  Beadell management, who hold approximately 25% of the shares of the company, have committed to support the transaction both financially and through the shareholder vote where applicable.  The completion of the transaction will be dependent on the above noted shareholder approvals and other customary closing conditions.  The transaction is expected to close in March 2010.

D.	SUSPENSION OF MINING OPERATIONS AT THE CERRO SAN PEDRO MINE

In November 2009, New Gold was notified that it was to suspend mining operations at its Cerro San Pedro Mine in Mexico.  Following a ruling by the Federal Court of Fiscal and Administrative Justice nullified the mine's Environmental Impact Statement ("EIS") which was issued in 2006.  PROFEPA, the Mexican environmental enforcement agency, issued the order requiring the Cerro San Pedro Mine to suspend mining as a consequence of the nullification of the EIS.  The Company has filed appeals to both the court decision and the PROFEPA order related to the EIS.

New Gold's management believes the Cerro San Pedro Mine has been operating in full compliance with required permits and government authorizations.

In December 2009, New Gold was granted an injunction related to the suspension of operations at its Cerro San Pedro Mine.  The court ruling temporarily overturns the PROFEPA order to suspend mining operations at the Cerro San Pedro Mine.

Subsequent to December 31, 2009, the Company was scheduled to face a hearing in the Fourth District Court in San Luis Potosi, related to a challenge by opposition to the mine to the annual renewal of the explosives permit at Cerro San Pedro.  The Company is vigorously defending against this challenge and a hearing is scheduled for March 2010.  Until the hearing is held, no additional blasting will take place at Cerro San Pedro.

As the Cerro San Pedro Mine uses equipment leased from a large construction contractor, the Company should be able to increase access to mining equipment once current legal challenges are addressed.

E.	WESTERN GOLDFIELDS BUSINESS COMBINATION

During the second quarter of 2009, the Company completed a business combination with Western Goldfields Inc. (“Western Goldfields”).  The business combination was completed by way of a plan of arrangement that received final court approval on May 27, 2009.  Pursuant to the plan of arrangement, New Gold acquired all of the issued and outstanding common shares of Western Goldfields in consideration for the issuance by New Gold of one common share of New Gold and Cdn$0.0001 for each Western Goldfields common share outstanding.

The acquisition of Western Goldfields included the Mesquite Mine, located in the mining-friendly jurisdiction of California.  This asset delivered additional cash flows towards bringing the New Afton project into production and contributed to the Company’s overall objective of growth through sector consolidation.

RESERVES AND RESOURCES UPDATE

At December 31, 2009, New Gold's attributable proven and probable gold reserves increased to 8.2 million ounces from 7.4 million ounces, including gold reserves at the Mesquite Mine, at December 31, 2008.  Total Measured and Indicated gold resources, inclusive of reserves, increased to 13.5 million ounces from 12.1 million ounces over the same period.  Highlights of the reserve and resource update include:

▪	Mesquite Mine gold reserves increased by 19% to 3.1 million ounces from 2.6 million ounces;

▪	Cerro San Pedro Mine gold reserves increased by 11% to 1.4 million ounces from 1.3 million ounces;

▪
Cerro San Pedro measured and indicated resources, inclusive of reserves, increased by 33% to 2.3 million ounces from 1.7 million ounces, attributable to the addition of 0.9 million ounces of sulphide resources; and,

▪	Peak Mine continued its history of reserve replacement with December 31, 2009 gold reserves of 0.6 million ounces more than replacing the ounces mined during 2009.

For details of the Company’s reserves and resources, please refer to the news release New Gold Announces Record 2009 Production, Provides 2010 Annual Guidance and Updates Reserves and Resources, filed under www.sedar.com and dated January 25, 2010.

ECONOMIC TRENDS

Throughout 2009, gold has been trading at its highest historical level in nominal terms.  In 2009, gold averaged $972 per ounce and was unique among base and precious metals as having achieved nine consecutive years in which the annual average market price has been higher than that of the previous year.  The U.S. dollar has remained one of the key drivers of the gold price during the fourth quarter of 2009.  It is widely believed the U.S. dollar remains the main funding currency and as propensity for risk increases, investors in search of higher yields sell the U.S. dollar and buy riskier currencies or assets, leading to U.S. dollar weakness and a higher gold price.  Additionally, in the latter part of 2009, as market confidence has increased with respect to the economic outlook, positive economic figures have continued to raise concerns about the return of an inflationary economic environment.  This issue generates uncertainty over the strength of the economic recovery and has the potential to increase volatility which is believed to positively benefit gold prices.

The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows.  As such, the current and future financial performance of the Company will be closely correlated to the prevailing price of gold.  During 2009, New Gold had an average realized gold price(2) of $983 per ounce which was on par with an average gold price of $972 per ounce.

SELECTED ANNUAL FINANCIAL INFORMATION
(U.S. dollars in thousands, except ounces, per ounce and per pound amounts)

	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008
Operating Data (1)
Tonnes of ore mined (000's)	7,429	3,042	21,936	6,958
Tonnes of waste mined (000's)	8,800	6,703	38,156	16,623
Ratio of waste to ore	1.18	2.20	1.74	2.39
Gold (ounces):
Produced	111,672	78,950	301,773	233,103
Sold	106,475	78,194	292,407	237,590
Silver (ounces):
Produced	312,848	290,520	1,496,958	572,575
Sold	298,107	289,781	1,475,317	595,211
Copper (000's of pounds):
Produced	3,905	2,474	15,613	8,249
Sold	4,831	2,634	13,901	7,754
Realized prices(2):
Gold ($/ounce)	$1,074	$792	$983	$863
Silver ($/ounce)	$17.36	$ 10.09	$14.48	$12.73
Copper ($/lb)	$2.94	$(1.69)	$2.54	$1.25
Total cash cost per gold ounce sold(3)(4)	$472	$567	$465	$566

Financial Data
Revenues	$131,765	$36,737	$323,780	$143,083
Earnings (loss) from mine operations	$39,682	$(14,602)	$88,621	$21,402
Net earnings (loss) from continuing operations	$(2,295)	$39,411	$(183,434)	$70,884
Earnings (loss) per share – basic and diluted:
From continuing operations	$(0.01)	$0.18	$(0.60)	$0.48
From discontinued operations	$(0.01)	$0.01	$(0.04)	$(1.17)
Total	$(0.02)	$0.19	$(0.64)	$(0.69)
Operating cash flows from continuing operations	$54,356	$17,326	$78,981	$23,073

(1)
Operating results for the Cerro San Pedro Mine and New Afton project are included as of July 1, 2008.  Results for the Mesquite Mine and Western Goldfields are included in periods subsequent to May 27, 2009.  The above table includes results for the Amapari Mine which is presented as a discontinued operation for financial reporting purposes.

(2)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(3)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold sold for the Peak Mine is net of by-product copper sales revenue.  The calculation of total cash cost per ounce of gold for the Cerro San Pedro Mine is net of by-product silver sales revenue.

(4)
Total cash cost per gold ounce sold figures for previous periods have been amended as a result of reclassification of costs between operating costs and depreciation and depletion for the Cerro San Pedro Mine.

OVERVIEW OF 2009 FINANCIAL RESULTS

For year ended December 31, 2009, net loss from continuing operations was $183.4 million, compared to net earnings from continuing operations of $70.9 million from the prior year.  The decrease in net earnings from continuing operations was primarily driven by a goodwill impairment charge on the Western Goldfields acquisition of $192.1 million and losses on foreign exchange of $52.7 million.  These decreases were partially offset by increased revenues from higher gold sales, the contribution of the Mesquite Mine’s gold production, and a gain of $14.2 million on the buyback of long-term debt.  During 2009, the Company designated the Amapari Mine as a discontinued operation and therefore has presented all financial information for this mine separately from continuing operations.  The loss recognized on the Amapari Mine, net of taxes, was $10.9 million in 2009 and $173.6 million in 2008.

Cash flows were positively influenced by the increase of gold ounces sold from 237,590 ounces during 2008 to 292,407 ounces in 2009.  The average realized gold price(2) also increased by 14% from $863 per ounce in 2008 to $983 per ounce in 2009.  Additionally, the Company successfully closed a bought deal equity public offering for gross receipts of $107.2 million on September 11, 2009.

OVERVIEW OF 2009 FOURTH QUARTER FINANCIAL RESULTS

In the fourth quarter of 2009, net loss from continuing operations was $2.3 million, which decreased from a net income of $39.4 million in the prior year.  Higher realized gold prices, higher realized copper prices, increased production and lower corporate administration costs were offset by higher operating costs of $67.4 million and losses from foreign exchange of $11.2 million compared to operating costs of $44.2 million and a gain of $54.0 million from foreign exchange during the fourth quarter of 2008.

The Company sold 106,475 ounces of gold during the fourth quarter of 2009, compared to 77,645 ounces in the third quarter.  In addition to incremental ounces sold, the increase in average realized price(2) of gold sold from $959 to $1,074 per ounce quarter-over-quarter resulted in a 49% increase in revenues to $131.8 million.  Fourth quarter corporate administration costs was higher at $9.4 million, compared to $5.5 million in the third quarter, as a result of employee bonus accruals and professional services related to addressing the mining disruption at our Cerro San Pedro Mine.  Business transaction costs of $6.6 million related to the Western Goldfields acquisition was fully accounted for by June 30, 2009.  Related to the Western Goldfields acquisition were goodwill impairment charges totalling $192.1 million.  The continuing improvement in credit markets resulted in gains on the investment in AB Notes but was negated by loss on dispositions of the AB Notes for a net loss on investments of $14.6 million in the fourth quarter of 2009.  Additionally, the continued strengthening in exchange rates of foreign currencies in relation to the U.S. dollar has resulted in losses on foreign exchange of $11.2 million in the fourth quarter of 2009.

OPERATIONS REVIEW
(tabular data in thousands of U.S. dollars unless otherwise stated)

A.	MESQUITE MINE, CALIFORNIA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California.  The Mesquite Mining District lies beneath alluvial pediment deposits at the base of the Chocolate Mountains.  The mine was operated between 1985 – 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003.  New Gold acquired the Mesquite Mine as part of the acquisition of Western Goldfields Inc. on May 27, 2009.  The mine resumed production in 2008.  Over the last 23 years, the Mesquite Mine has been subject to significant exploration with over 6,000 reverse circulation drill holes having been completed during its life.

Recent exploration has been focused on the areas surrounding the three existing pits: Rainbow, Big Chief and Vista.

	Three months ended December 31, 2009	Period May 27 to December 31, 2009

Operating Data
Tonnes of ore mined (000's)	4,409	9,228
Tonnes of waste mined (000's)	5,701	21,279
Ratio of waste to ore	1.29	2.31
Tonnes of ore processed (000's)	4,409	9,228
Average gold grade (grams/tonne)	0.63	0.54
Gold (ounces):
Produced(2)	61,245	99,298
Sold	55,861	95,056
Realized prices(3):
Gold ($/ounce)(4)	$1,041	$994
Total cash cost per gold ounce sold(5)	$551	$602

Financial Data
Revenues	$58,158	$94,506
Earnings from mine operations	$18,332	$18,748

(1)	The above table only presents the Mesquite Mine’s operations since the period of ownership by New Gold on May 27, 2009.
(2)	Tonnes of ore processed each quarter does not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(3)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(4)	Includes realized gains and losses from gold hedge settlements.
(5)	Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 1 at the end of this MD&A.

The Mesquite Mine’s operations are included in New Gold’s operating results for the period subsequent to May 27, 2009 only.  Prior quarter information, presented below, is for information purposes only.  Results from prior ownership have been added to periods of New Gold’s ownership for comparative purposes only.

	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008
Operating Data
Tonnes of ore mined (000's)	4,409	3,259	13,084	8,944
Tonnes of waste mined (000's)	5,701	10,390	40,857	45,605
Ratio of waste to ore	1.29	4.49	3.12	5.10
Tonnes of ore processed (000's)	4,409	2,429	13,084	8,114
Average gold grade (grams/tonne)	0.63	0.47	0.51	0.70
Gold (ounces):
Produced(1)	61,245	28,378	150,002	108,325
Sold	55,861	30,625	143,509	110,880
Realized prices(2):
Gold ($/ounce)(3)	$1,041	$799	$955	$861
Total cash cost per gold ounce sold(4)	$551	$519	$596	$508

Financial Data
Revenues	$58,158	$24,472	$136,004	$95,427
Earnings from mine operations	$18,332	$6,326	$29,948	$30,000

(1)	Tonnes of ore processed each quarter does not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(2)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(3)	Includes realized gains and losses from gold hedge settlements.
(4)	Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 1 at the end of this MD&A.

FOURTH QUARTER OF 2009 COMPARED TO FOURTH QUARTER OF 2008

Gold production for the quarter ended December 31, 2009 was 61,245 ounces compared to 28,378 ounces produced in the same period in 2008.  Gold production was higher in the fourth quarter of 2009 compared to fourth quarter of 2008 due to greater ore tonnes placed and higher ore grades.  Total tonnes placed on the leach pad in the fourth quarter of 2009 were 4.4 million tonnes compared to 2.4 million tonnes in the same prior year period.  Period over period, the average head grade increased to 0.63 g/t from 0.47 g/t.

Revenue for the quarter ended December 31, 2009 was $58.2 million compared to $24.5 million in the same period last year due largely to an increase in ounces sold to 55,861 ounces in 2009 from 30,625 ounces in 2008.  The average realized gold price(2) during the fourth quarter of $1,041 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London Metals Exchange PM gold fix price of $1,100 per ounce.  In the fourth quarter of 2008, the Mesquite Mine recognized an average realized gold price(2) of $799 per ounce of gold sold.

Total cash cost(1) per ounce of gold sold for the quarter ended December 2009 was $551 per ounce compared to $519 per ounce in the same prior year period.  The increase in cash cost was driven primarily by increased costs associated with equipment maintenance repair, increased cyanide consumption and high wall remediation in the Rainbow pit by a contract miner. In addition, gold ounces were sold from inventory that had been accounted for at higher costs.

Capital expenditures totaled $0.3 million and $2.6 million for the three month periods ended December 31, 2009 and 2008, respectively.  The decrease was the result of the completion of the Mesquite Mine’s expansion program by the end of 2008.

YEAR ENDED 2009 COMPARED TO YEAR ENDED 2008
(Full Year – Not Period of Ownership)

Gold production for the year ended December 31, 2009 was 150,002 ounces compared to 108,325 ounces produced in 2008, due to more tonnes placed on the leach pads and secondary leaching offset by lower head grades.  Ore placed on the leach pad increased to 4.4 million from 2.4 million tonnes in 2008, representing an increase of 83%.

Revenue for the year ended December 31, 2009 was $136.0 million compared to $95.4 million in the same prior year period.  The increase in revenue was a result of an increase in ounces sold to 143,509 from 110,880.  Additionally, the average realized gold price(2) of $955 per ounce was higher in 2009 compared to $861 per ounce in 2008.  The average realized gold price(2) during the year ended December 31, 2009 of $955 per ounce was lower than the average London Metals Exchange PM gold fix price of $972 per ounce, due principally to the Company delivering 66,000 ounces into its gold hedge program at a price of $801 per ounce.

Total cash cost(1) per ounce of gold sold for the year ended December 31, 2009 was $596 compared to $508 in the same period last year.  During 2009, the Mesquite Mine incurred additional costs due to lower truck availability.  As a result, maintenance and repair costs increased during this period, and a contract miner was utilized to assist with waste stripping in the Rainbow mining area.  Increased expenditures were also incurred for increased usage of cyanide and lime to optimize recovery.

Capital expenditures totaled $1.3 million and $20.3 million for the years ended December 31, 2009 and 2008, respectively.  The decrease was the result of the completion of the Mesquite Mine’s expansion program by the end of 2008.

2010 GUIDANCE

The Mesquite mine is forecast to produce 145,000 to 155,000 ounces of gold in 2010 at total cash cost(1) of $540 to $560 per ounce sold.  While gold production is anticipated to remain consistent with the levels achieved in 2009, total cash cost(1) is expected to decline as certain one-time costs incurred in 2009, including tire replacement, contract mining and high repairs and maintenance, are not expected to re-occur.

B.	CERRO SAN PEDRO, MEXICO

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí.  The project property consists of 52 mining and exploration concessions totalling 78 square kilometres in the historic Cerro San Pedro mining district.  The mine was acquired pursuant to the Metallica Resources Inc. acquisition on June 30, 2008.  The current focus of exploration is on the southern half of a two-plus kilometre San Pedro trend of gold-silver-zinc-lead mineralization that extends south from beneath the Company’s current open pit mine operation.

The Cerro San Pedro Mine was awarded the highest safety award granted from the Mexican Chamber of Mines (“CAMIMEX”).  It also achieved ISO 14001 certification of its environmental management system.  New Gold’s Cerro San Pedro Mine has a record of compliance with Mexican and international environmental standards.

The Cerro San Pedro Mine’s operations are included in New Gold’s operating results for the period subsequent to July 1, 2008 only.

			Year ended	Period July 1
	Three months ended December 31		December 31	to December 31
	2009	2008	2009	2008
Operating Data
Tonnes of ore mined (000's)	2,818	2,129	11,899	4,188
Tonnes of waste mined (000's)	3,099	4,255	16,768	8,087
Ratio of waste to ore	1.10	2.00	1.41	1.93
Tonnes of ore processed (000's)	2,818	2,129	11,899	4,188
Average gold grade (grams/tonne)	0.44	0.57	0.45	0.58
Average silver grade (grams/tonne)	28.10	33.50	30.68	28.94
Gold (ounces):
Produced(2)	25,781	21,231	95,502	45,618
Sold	24,455	21,180	93,312	47,250
Silver (ounces):
Produced(3)	312,848	290,520	1,496,958	572,575
Sold	298,107	289,781	1,475,317	595,211
Realized prices(4):
Gold ($/ounce)	$1,079	$799	$978	$840
Silver ($/ounce)	$17.36	$10.09	$14.48	$12.73
Total cash cost per gold ounce sold(5)	$436	$487	$407	$421

Financial Data
Revenues	$31,563	$19,846	$112,642	$47,285
Earnings (loss) from mine operations	$10,117	$(18,169)	$28,125	$(12,551)

(1)	The above table only presents the Cerro San Pedro Mine operations since the period of ownership on July 1, 2008.
(2)	Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(3)
The calculation of total cash cost per ounce of gold is net of by-product silver revenue.  If the silver revenues were treated as a co-product, average total cash cost at Cerro San Pedro for the three months ended December 31, 2009, would be $541 per ounce of gold (2008 - $533) and $8.71 per ounce of silver (2008 - $6.73), and for the year ended December 31, 2009, $515 per ounce of gold (2008 -$488) and $7.63 per ounce of silver (2008 - $7.40).

(4)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(5)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.   See Endnote 1 at the end of this MD&A.  Total cash cost per gold ounce sold figures for previous periods have been restated as a result of reclassification of costs between operating costs and depreciation and depletion.

Prior quarter information, presented below, is for information purposes only.  Results from prior ownership have been added to periods of New Gold’s ownership for comparative purposes only.

	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008
Operating Data
Tonnes of ore mined (000's)	2,818	2,129	11,899	8,917
Tonnes of waste mined (000's)	3,099	4,255	16,768	14,057
Ratio of waste to ore	1.10	2.00	1.41	1.58
Tonnes of ore processed (000's)	2,818	2,129	11,899	8,917
Average gold grade (grams/tonne)	0.44	0.57	0.45	0.60
Average silver grade (grams/tonne)	28.10	33.50	30.68	24.10
Gold (ounces):
Produced(1)	25,781	21,231	95,502	84,561
Sold	24,455	21,180	93,312	85,362
Silver (ounces):
Produced(2)	312,848	290,520	1,496,958	1,084,947
Sold	298,107	289,781	1,475,317	1,099,912
Realized prices(3):
Gold ($/ounce)	$1,079	$799	$978	$872
Silver ($/ounce)	$17.36	$10.09	$14.48	$14.84
Total cash cost per gold ounce sold(4)	$436	$487	$407	$399

Financial Data
Revenues	$31,563	$19,846	$112,642	$90,812
Earnings (loss) from mine operations	$10,117	$(18,169)	$28,125	$5,469

(1)	Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(2)
The calculation of total cash cost per ounce of gold is net of by-product silver revenue.  If the silver revenues were treated as a co-product, average total cash cost at Cerro San Pedro for the three months ended December 31, 2009, would be $541 per ounce of gold (2008 - $533) and $8.71 per ounce of silver (2008 - $6.73), and for the year ended December 31, 2009, $515 per ounce of gold (2008 -$484) and $7.63 per ounce of silver (2008 - $8.24).

(3)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(4)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  Total cash cost per gold ounce sold figures for previous periods have been restated as a result of reclassification of costs between operating costs and depreciation and depletion.

FOURTH QUARTER OF 2009 COMPARED TO FOURTH QUARTER OF 2008

Gold production for the fourth quarter of 2009 increased by 21% to 25,781 ounces, compared to 21,231 ounces produced in the same prior year period.  The increase in production over the fourth quarter of 2008 was due to an increase in the ore tonnes mined, which offset a decrease in gold grades.  Silver production increased during the quarter to 312,848 ounces from 290,520 ounces in the same prior year period.  This increase in silver production can be attributed to the increase in the ore tons placed on the leach pads during the fourth quarter of 2009.

Total cash cost(1) per ounce of gold sold in the fourth quarter of 2009 was $436 per ounce compared to $487 per ounce in the same prior year period, representing a decrease of 10%.  This was due to a number of factors, including higher silver prices, a lower strip ratio, and lower operating costs due to the temporary suspension of mining activities.  These factors, in conjunction with the increase in silver ounces sold, resulted in lower fourth quarter total cash costs(1).

Revenue for the fourth quarter of 2009 was $31.6 million, which was a 59% or $11.7 million increase over the same prior year period.  The main driver for this increase was increased average realized prices.  The average realized gold price(2) per ounce during the fourth quarter 2009 and 2008 was $1,079 and $799, respectively, which corresponds well to the average London Metals Exchange PM gold fix price of $1,100 and $795 per ounce, respectively.  The average realized silver price(2) per ounce during the fourth quarter 2009 and 2008 was $17.36 and $10.09, respectively, which also correlates to the average London Metals Exchange silver fix price of $17.57 and $10.21 per ounce, respectively.  In addition, silver ounces sold increased by 8,326 ounces while gold ounces sold increased from 21,180 in the fourth quarter of 2008 to 24,455 ounces in the fourth quarter of 2009.

On November 18, 2009, PROFEPA, the Mexican environmental enforcement agency, issued an order requiring the Cerro San Pedro Mine to suspend mining as a consequence of the nullification of the mine’s EIS.  Since the suspension of mining activities, the mine was still able to continue gold recovery operations of existing inventory on the leach pads.   Mining operations resumed in December after the Company was granted an injunction which temporarily overturns the PROFEPA order to suspend mining operations.  The Cerro San Pedro Mine produced 25,781 ounces of gold in the fourth quarter of 2009.

Subsequent to December 31, 2009, the Company was scheduled to face a hearing in the Fourth District Court in San Luis Potosi, related to a challenge by opposition to the mine to the annual renewal of the explosives permit at Cerro San Pedro.  The Company is vigorously defending against this challenge and a hearing is scheduled for March 2010.  Until the hearing is held, no additional blasting will take place at Cerro San Pedro.

Capital expenditures totalled $1.5 million and $2.0 million for the three month periods ended December 31, 2009 and 2008, respectively.  2009 expenditures were primarily on the construction of leach cells 6 and 7, whereas 2008 expenditures were primarily on process improvements and the site’s communication infrastructure.

YEAR ENDED 2009 COMPARED TO YEAR ENDED 2008
(Full Year – Not Period of Ownership)

Gold production for the year ended December 31, 2009 increased by 13% to 95,502 ounces compared to 84,561 ounces produced in 2008.  The increase in production for 2009 compared to 2008 was due to an increase in tonnes placed on the leach pad.  Silver production for the year ended December 31, 2009 increased by 36% to 1.5 million ounces compared to 1.1 million ounces produced in 2008.  This increase in silver production can be attributed to the higher silver grades mined during 2009, higher tonnes placed on the leach pad, and secondary leaching.

Total cash cost(1) for 2009 was $407 per ounce of gold compared to $399 per ounce for 2008.  The increase in cash costs was a result of higher operating costs primarily from increased tonnes mined.  This was partially offset by higher ounces of gold and silver, better silver prices and a weakening of the Mexican peso

.

Revenue in 2009 was $112.6 million, representing a 24% increase compared to $90.8 million in 2008.  The average realized gold price(2) during 2009 and 2008 were $978 and $872 per ounce, respectively, which correlates well to the average London Metals Exchange PM gold fix price of $972 and $872 per ounce, respectively.  The average realized silver price(2) during 2009 and 2008 were $14.48 and $14.84 per ounce, respectively, which compares to the average London Metals Exchange silver fix price of $14.68 and $14.99 per ounce, respectively.  In addition, silver sales volume increased by 375,405 ounces, while gold ounces sold increased from 85,362 in 2008 to 93,312 ounces in 2009.

Capital expenditures for the year ended December 31, 2009 totalled $4.9 million, compared with $13.2 million in 2008.  The decrease was due mainly to construction completion of leaching cells 6 and 7 during early 2009.  Additionally, capital expenditures in 2008 included improvements to the production process and communications infrastructure.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

The Cerro San Pedro Mine was not significantly impacted by the fluctuations in the value of the Mexican peso against the U.S. dollar during the fourth quarter of 2009.  The value of the Mexican peso decreased by 1% from an average of 13.26 to the U.S. dollar in the third quarter of 2009 to 13.16 to the U.S. dollar in the fourth quarter.  In comparison to the fourth quarter of 2008, the value of the Mexican peso in the fourth quarter of 2009 averaged 13.16 compared to 13.04, an increase of 1%.  On an annual basis, the average exchange rate for the Mexican peso increased by 21% from an average of 11.15 to 13.53 to the U.S. dollar in 2008 and 2009, respectively.  This reduced total cash costs(1) but was offset by other factors described above.

2010 GUIDANCE

Cerro San Pedro is forecast to produce 95,000 to 105,000 ounces of gold and 1.4 to 1.6 million ounces of silver in 2010.  Total cash cost(1) is forecast to be $390 to $410 per ounce sold, net of by-product sales.

C.	PEAK MINE, AUSTRALIA

The Company’s Peak Mine is a gold and copper mining operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia.  The Peak Mine consists of mining and exploration licenses totaling 845 square kilometres of prospective ground covering the mining operation and mineralized extensions.  The operation commenced production in 1992 and has consistently replaced annual reserve depletion over the last 18 years.  With continued infill drilling to convert resources to reserves, it is expected that the mine life will be extended beyond eight years.

	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008
Operating Data
Tonnes of ore processed (000's)	202	207	794	769
Average gold grade (grams/tonne)	4.24	4.60	4.05	4.67
Average copper grade (%)	0.99%	0.64%	1.00%	0.62%
Gold (ounces):
Produced	24,646	27,618	93,247	100,493
Sold	26,159	28,815	87,812	102,928
Copper (thousands of pounds):
Produced	3,905	2,474	15,613	8,249
Sold	4,831	2,634	13,901	7,754
Realized prices(1):
Gold ($/ounce)	$1,139	$788	$994	$877
Copper ($/lb)	$2.94	$(1.69)	$2.54	$1.25
Total cash cost per gold ounce sold(2)	$339	$624	$334	$477

Financial Data
Revenues	$42,044	$16,891	$116,632	$95,798
Earnings from mine operations	$10,816	$2,489	$41,811	$28,595

(1)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(2)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold is net of by-product copper revenue.  If the copper revenue was treated as a co-product, average total cash cost at Peak Mine for the three month period ended December 31, 2009 would be $540 per ounce of gold (2008 - $414) and $1.65 per pound of copper (2008 - $0.69), and $524 per ounce of gold (2008 - $516) and for the year ended December 31, 2009, $1.34 per pound of copper (2008 - $0.74).

FOURTH QUARTER 2009 COMPARED TO FOURTH QUARTER 2008

Peak Gold Mine produced 24,646 ounces of gold and 3.9 million pounds of copper during the fourth quarter of 2009, representing an 11% decrease in gold production and a 58% increase in copper production, compared to the same prior year period.  Mill throughput was 2% below the operational record set in the fourth quarter of 2008.  Mill feed grade was 8% lower in gold grade and 55% higher in copper grade.

Revenue for the fourth quarter of 2009 was higher than in the same quarter of 2008 mainly due to higher realized gold prices(2) of $1,139 per ounce compared to $788 per ounce in the same prior year period and the effect of a large copper price decrease on unpriced concentrate in the fourth quarter of 2008.  Copper realized prices(2)increased from $(1.69) per pound in the fourth quarter of 2008 to $2.94 per pound in the fourth quarter of 2009.  The negative price per pound in the fourth quarter of 2008 reflects the price adjustment on unpriced concentrate.

Total cash cost(1) per ounce of gold sold in the fourth quarter of 2009 was $339 per ounce compared to $624 per ounce in the corresponding period of 2008.  The decrease was primarily due to higher copper revenues which was slightly offset by a strengthening of the Australian dollar.  In the fourth quarter of 2008, cash costs were higher due to an average realized price of copper of $(1.69) as a result of falling copper prices impacting the carrying value of unsold concentrate.

YEAR ENDED 2009 COMPARED TO YEAR ENDED 2008

Gold production was 93,247 ounces for the year ended 2009, which was 7% lower than the 100,493 ounces produced in the year ended 2008.  The decrease in production was due to gold grades decreasing from 4.67 g/t in 2008 to 4.05 g/t in 2009 due to mining shifting to zones of higher copper content.  This was partially offset by higher recovery rates increasing from 87% in 2008 to 90% in 2009.  Gold ounces sold for 2009 were lower by 15% due to lower production and the impact of higher inventories in 2009 in comparison to the same period in 2008.

For the year ended December 31, 2009, copper production was 15.6 million pounds compared to 8.2 million pounds in 2008.  The significant increase in copper production year-over-year was attributed to the introduction of the higher copper grade Chesney ore body.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the year ended December 31, 2009 was $334 compared to $477 in the same period last year.  The decrease in cash cost was primarily due to higher copper revenues, and a favourable Australian dollar exchange rate.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

Peak Gold Mine’s operations continue to be impacted by fluctuations in the value of the Australian dollar against the U.S. dollar.  The value of the Australian dollar strengthened by 8% from an average of $1.20 to the U.S. dollar in the third quarter of 2009 to $1.10 to the U.S. dollar in the fourth quarter.  This represents a negative impact on cash costs of $2.0 million, or $77 per gold ounce sold.  The value of the Australian dollar in the fourth quarter of 2008 averaged $1.49 compared to $1.10 in 2009, a strengthening of 26%, resulting in a negative impact on cash costs of $4.3 million or $152 per gold ounce sold.  On an annual basis, the average exchange rate for the Australian dollar weakened by 7%, from an average of $1.20 to $1.28 to the U.S. dollar in 2008 and 2009, respectively.  The change in exchange rates year-to-date resulted in a positive impact on operating cost of $2.9 million, or $33 per gold ounce sold.

2010 GUIDANCE

Peak Mines is forecast to produce 90,000 to 100,000 ounces of gold and 15 to 17 million pounds of copper in 2010.  Total cash cost(1) is forecast to be $360 to $380 per ounce sold, net of by-product sales.  Total cash cost1 is expected to experience an increase from 2009 levels primarily as a result of the assumed stronger Australian dollar foreign exchange rate; in Australian dollar terms operating costs are expected to remain relatively constant.

PROJECT DEVELOPMENT REVIEW

A.	AMAPARI MINE – AMAPÁ, BRAZIL

The Company’s 100% owned Amapari gold mine is located in the state of Amapá, Brazil, approximately 130 kilometres northwest of the city of Macapá, the state capital.  The Amapari property consists of a mining lease and multiple exploration concessions covering approximately 2,450 square kilometres of prospective ground centering on the Company’s Amapari gold mining operation.  No exploration was conducted at the

Amapari operation during the fourth quarter.  The Company is in the process of selling its Brazilian subsidiary Mineração Pedra Branca do Amapari (MPBA) and the Amapari Mine assets.

B.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO

During the fourth quarter of 2009, the second phase of the Cerro San Pedro Sulphide (“CSP Sulphide”) drilling program concluded with the completion of an additional 17-holes totaling approximately 9,587 metres.  Combined with the first phase of drilling which began in the fourth quarter of 2008, 29-holes totaling 16,829 metres have been completed under the CSP Sulphide program.  The objective of the program is to test the resource potential of a zone of sulphide mineralization extending from immediately beneath the current open pit mining operation to an area of historic underground mining located approximately 500 metres to the southwest.  The results of the 2009 program have been integrated into an updated geologic model and mineral resource estimate for the Cerro San Pedro Mine.

C.	PEAK GOLD MINE, NEW SOUTH WALES, AUSTRALIA

During the fourth quarter of 2009, the Company’s ongoing mineral resource development program at the Peak Mine’s operation resulted in the completion of 3,085 metres of exploration and delineation diamond drilling to replace mine depletion.  This total includes 1,767 metres of underground drilling to delineate and explore for additional reserves in the Perseverance D deposit, and 1,318 metres of exploration drilling on a target along strike from the New Cobar mine, both of which returned positive results that will be followed-up during 2010.  The Company’s regional exploration initiative at Peak Gold Mine likewise continues with surface and down-hole geophysical surveys and geochemical sampling of targets identified previously by a regional scale 3-dimensional exploration model of the Cobar Mineral Field.  The best of these targets will be tested by drilling in 2010.

D.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA

The Company’s New Afton copper-gold development project is located in Kamloops, British Columbia, Canada.  The project is a large underground copper-gold deposit, which will produce an annual estimated average of 85,000 ounces of gold and 75 million pounds of copper over a 12-year mine life.  In October, 2007, New Gold Inc. acquired from Teck Cominco Ltd., surface rights comprising approximately 4,300 acres of land surrounding the project.  The property was then acquired as part of the business combination of New Gold Inc., Metallica Resources Inc. and Peak Gold Ltd., on June 30, 2008.  In 2009, an underground development milestone was achieved with the breakthrough of the conveyor decline, which created a secondary access to the mine and facilitates improved equipment access.  The New Afton project schedule involves continued underground development through to 2012, with undercutting of the ore body and surface construction resuming in 2011.

Project spending for 2009 was $70.2 million including cash paid interest of $19.5 million compared to $72.8 million for 2008.  For 2009, the project remained on the construction schedule put in place in late 2008.

Project spending for the fourth quarter of 2009 was $24.7 million, including cash paid interest of $10.2 million.

During the quarter, New Afton converted its operations to four shifts working 22 hours per day, seven days per week from two shifts working 10 hours per day, four days per week, and this necessitated hiring an additional 52 employees.

Underground development advanced a total of 634 metres during the fourth quarter of 2009 compared to an advance of 453 metres during the third quarter of 2009.  Shotcrete support work during the period included the spraying of 1,160 cubic metres in the development headings.

In the fourth quarter, the pit dewatering system was drained and winterized.  The pumping of water from the Afton Pit to the Pothook Pit water storage facility is scheduled to recommence in spring 2010.  State of the art finite element modelling of the mine was undertaken to identify likely ground movement and subsidence.  The modeling identified a requirement for additional data in some areas and subsequently a surface and underground geotechnical drilling program has commenced to address the data shortfall. Tender documents have been developed and issued for bids for the raise-boring work for the ventilation shafts, scheduled for 2010.

Major construction activities on the surface remained idle in the fourth quarter.  Surface projects undertaken in the fourth quarter included: installation of temporary buried services (air, power, and water) to extend service to the upper maintenance shop; installation of a tire shop; construction of a lake water-line to supply the upper portal sumps; and, installation of lifting devices for both the upper and lower maintenance shops.  New Afton also commenced installation of the permanent underground electrical substations, installed the main substation transformer in its permanent location, and installed the bull gear on to the ball mill.  Project engineering work remains approximately 92% complete and is not expected to advance further until the resumption of major construction.  The final draft permit applications for effluent discharge and draft air emissions remain under review by the British Columbia Ministry of Environment.  The New Afton temporary water license was renewed in November at a revised rate of 3.8 L/s (previously 1.4 L/s).

E.	EL MORRO JOINT VENTURE, ATACAMA REGION, CHILE

The Company’s 30% owned El Morro copper-gold project is located in the Atacama Region, Chile, approximately 80 kilometres east of the city of Vallenar.  El Morro was acquired by the Company as part of the acquisition of Metallica Resources Inc. on June 30, 2009.  The project is a development stage project initially managed under a shareholder agreement between Xstrata, the previous project operator and owner of a 70% interest.

During the fourth quarter of 2009, the El Morro project activities included the continued management of the EIS application review process, which commenced in November 2008, and detailed engineering and design work for the access road and related project infrastructure by Xstrata.  It is anticipated that approval of the EIS will be obtained during the first half of 2010, after which development activities can proceed.

Total project expenditures from point of ownership to December 31, 2009 were $2.3 million, with no funding requirement in the fourth quarter of 2009.

On October 12, 2009, Barrick announced that it had entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in El Morro.  New Gold held a right of first refusal over Xstrata’s 70% interest which was triggered when the agreement with Barrick was announced.  On January 7, 2010, the Company provided notice to Xstrata of the exercise of its right of first refusal to acquire 70% of the El Morro copper-gold project in Chile for $463.0 million.  The Company completed this transaction on February 16, 2010.  Goldcorp loaned the $463.0 million to the Company to fund the exercise of the right of first refusal.  After acquisition of the 70% interest by a subsidiary of the Company, New Gold then completed a transaction with Goldcorp which results in a Goldcorp subsidiary now holding the 70% interest in El Morro.  Through the subsequent transaction with Goldcorp, the Company received $50.0 million and the terms of the shareholder agreement were amended.  The Company continues to hold a 30% interest in the El Morro copper-gold project.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp, and affiliated subsidiaries.  The claim relates to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile.

New Gold believes that the claim is completely without merit and intends to defend this action using all available legal avenues.

REVIEW OF FINANCIAL RESULTS

FOURTH QUARTER 2009 COMPARED TO FOURTH QUARTER 2008

Revenues increased by 259% or by $95.0 million when comparing the fourth quarter of 2009 to 2008.  Although some of the increase was attributed to an increase in average realized gold prices(2) from $792 per ounce in the fourth quarter of 2008 to $1,074 per ounce in 2009, the variance was largely attributed to the acquisition of the Mesquite Mine on May 27, 2009.  The Mesquite Mine sold 55,861 ounces of gold during the fourth quarter of 2009, for which there is no prior year comparative contribution.

Operating expenses increased from $44.2 million in 2008 to $67.4 million in the fourth quarter of 2009.  The addition of the Mesquite Mine to the Company’s operating mines contributed $30.7 million to operating expenses.  Overall, the Company’s operating costs remain relatively high due to high consumables prices and maintenance activities.  The acquisition of Metallica Resources Inc. in 2008 resulted in the net assets being recorded at fair values.  These fair value adjustments included an increase in inventory of $18.3 million, all of which was recorded as an operating expense during the period ended December 31, 2008.  The acquisition of Western Goldfields in 2009 resulted in a fair value adjustment to increase inventory by $2.5 million, all of which was recorded as an operating expense during the period ended December 31, 2009.

The increase in depreciation and depletion of $17.5 million to $24.7 million in the fourth quarter of 2009 was primarily attributed to the addition of the Mesquite Mine to the Company’s operating mine portfolio on May 27, 2009.  For the fourth quarter of 2009, the Mesquite Mine incurred depreciation and depletion expense of $9.2 million.

For the three months ended December 31, 2009, New Gold had earnings from mine operations of $39.7 million compared with a loss of $14.6 million in the same prior year period.

Corporate administration costs of $9.4 million in the fourth quarter of 2009 were 27% higher than the same prior year period.  Corporate administration was higher in the fourth quarter of 2009 primarily due to employee bonus accruals and increased professional services fees as a result of mining disruption at our Cerro San Pedro Mine.  Stock-based compensation costs included within corporate administration was $1.8 million and $1.3 million in fourth quarters of 2009 and 2008, respectively.

Exploration costs of $1.3 million in the fourth quarter of 2009 were slightly higher than $0.9 million for the same prior year period.  The majority of drilling at Peak Mines for the year was completed by the third quarter of 2008, whereas minor delays caused drilling to continue into the fourth quarter of 2009.   In 2009, exploration work was focused on the Cerro San Pedro Sulphide drilling program, which commenced in November 2008 and was completed by the end of the third quarter of 2009.  As a result, exploration for the fourth quarter was lower than the third quarter of 2009 by $1.1 million.

On July 1, 2009, the Company met the criteria for hedge accounting under the Canadian Institute of Chartered Accountants’ Handbook section 3865 – Hedges in accounting for its gold hedge and fuel contracts.  Application of the accounting standards allows the Company to record realized gains and losses on gold hedge settlements within revenue.  For settlements on the fuel hedges, the realized gains and losses are classified within operating expenses.  Changes resulting from the mark-to-market of the gold hedge and fuel contracts are now recognized within other comprehensive income.

For the three month period ended December 31, 2009, the Company’s Mesquite Mine realized losses of $2.1 million within revenues for settlement of three months of gold hedge contracts totaling 16,500 ounces.  The Mesquite Mine realized no gains or losses on the settlement of fourth quarter fuel hedge contracts totaling 756,000 gallons of diesel fuel.  As a result of the increase in the spot price of gold from $996 per ounce to $1,088 per ounce between September 30 and December 31, 2009, the Mesquite Mine recognized $22.3 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within other comprehensive income.  Due to credit conditions, the Company revised the credit adjusted rate that it uses to value gold sales forward hedging contracts.  This resulted in the gold hedge having no ineffectiveness at December 31, 2009 and the reversal of a previously recorded net unrealized loss of $0.9 million.

In the fourth quarter of 2009, the Company earned interest and other income of $1.4million compared to $0.3 million earned in the same prior year period.  Although interest rates were unchanged year-over-year, the Company held cash balances of $262.3 million at December 31, 2009, up from $182.0 million in 2008.  The remaining difference was attributed to miscellaneous income items.

The Company recognized foreign exchange losses of $11.2 million in the fourth quarter of 2009 compared to a gain of $54.0 million in the same prior year period.  During the fourth quarter of 2009, the U.S. dollar continued to weaken against foreign currencies as a result of the relative weakness of the US economy.  Both the Canadian and Australian dollars strengthened significantly against the U.S. dollar, partly as a result of stronger energy and commodity prices, as both countries are large net exporters of energy and

commodities.    In the fourth quarter of 2009, the revaluation of monetary assets and liabilities resulted in a loss on foreign exchange of $11.2 million.  In the fourth quarter of 2008, the Company recorded a $54.0 million foreign exchange gain as a result of the strengthening of the U.S. dollar compared to the Mexican peso, Australian dollar, and Canadian dollar.  The majority of the gain arose due to the revaluation of monetary assets and liabilities and future income tax liabilities recorded on the business combination between New Gold, Metallica, and Peak Gold.

Income and mining tax expense in the fourth quarter of 2009 was $4.5 million compared to a recovery of $8.5 million in the same prior year period.  The change was a result of an increase in the future enacted tax rate in Mexico and overall increase in taxable income for certain mining operations of the Company.

On January 2, 2009, the Amapari gold mining operation was placed on care and maintenance due to the depletion of ore that would be economically minable with the current crushing and conventional heap leaching operation.  Since that point in time, the Amapari Mine has been recovering gold ounces from the residual heap leaching operation.  On January 27, 2010 the Company announced that it had found a buyer for the Amapari Mine and management has therefore determined this to be a discontinued operation from a financial reporting perspective.  The Amapari Mine recognized a net loss of $5.4 million from discontinued operations for the three months ended December 31, 2009, mainly attributed to care and maintenance activities and additional provisioning for legal claims.

For the three months ended December 31, 2009, New Gold had a net loss from continuing operations of $2.3 million, or $0.01 per basic and diluted share.  This compares with net earnings from continuing operations of $39.4 million, or $0.18 per basic and diluted share in the same prior year period.  In the fourth quarter of 2009, net loss, including loss from discontinued operations, was $7.7 million, or $0.02 per basic and diluted share.  This compares with net income of $41.1 million, or $0.19 per basic and diluted share in 2008.

2009 COMPARED TO 2008

For the year ended December 31, 2009, New Gold earned revenues of $323.8 million, which compares favourably to the $143.1 million in 2008.  The Company added the Mesquite Mine to its existing portfolio of operating mines on May 27, 2009, which contributed $94.5 million in revenues since acquisition.  In addition, the first two quarters of 2008 did not include the results of the Cerro San Pedro Mine as it was acquired on June 30, 2008.  The Company recognized average realized gold prices(2) of $983 per ounce in 2009 compared to $863 per ounce in 2008.  The Company also sold 292,407 ounces in 2009 compared to 237,590 in 2008.

Operating expenses for the 12 months ended December 31, 2009 were $176.5 million, which represented a 71% increase over the prior year balance.  The 2008 figures were not representative of the full year operating results as the first two quarters in 2008 did not include the operating results of the Cerro San Pedro Mine.  Additionally, the Mesquite Mine was acquired on May 27, 2009.  Therefore, the year ended 2009 includes a full 12 months of operation for the Cerro San Pedro and Peak Mines, and seven months from the Mesquite Mine.  Total cash cost(1) per ounce of gold sold decreased from $566 per ounce in 2008 to $465 per ounce in 2009.  Total cash cost(1) per gold ounce sold figures for previous periods have been restated as a result of reclassification of costs between operating costs and depreciation and depletion for the Cerro San Pedro Mine.

As a result of the additions of the Cerro San Pedro Mine and Mesquite Mine, depreciation and depletion increased from $18.6 million to $58.7 million from 2008 to 2009.

For the year ended December 31, 2009, New Gold had earnings from mine operations of $88.6 million compared with $21.4 million in the same prior year period.

Corporate administration increased marginally from $22.4 million in 2008 to $24.7 million in 2009.  The increment is explained by the acquisition of Western Goldfields on May 27, 2009.  These figures include stock-based compensation of $6.6 million in 2009 and $7.0 million in the same prior year period.

Business combination transaction costs of $6.6 million in 2009 represented professional services fees incurred in relation to the acquisition of Western Goldfields and consisted of expenditures for legal, financial advisory, and other due diligence costs.

Exploration costs increased from $4.0 million in 2008 to $6.4 million in 2009.  In 2009, exploration focused on the Cerro San Pedro Sulphide drilling program and drilling at the Liberty Bell project.  There was no drilling at Liberty Bell in 2008.  In 2008, exploration was on drilling activities at the New Cobar and New Occidental areas at the Peak Mine.

In 2009, the Company recorded goodwill related to the acquisition of Western Goldfields of $192.1 million.  The goodwill was allocated entirely to the Mesquite Mine as it was the only reporting unit acquired pursuant to the Western Goldfields business combination.  The net asset value of the Mesquite Mine consists of plant and equipment and mining properties.  Plant and equipment were valued using an independent third party valuator.  Mining properties were valued using the discounted cash flow of:   proven and probable reserves; measured, indicated, and inferred resources.  In addition, the Company valued the sulphide potential using prices paid for similar market transactions.  During 2009, the Company determined it could not support the carrying value of the goodwill and therefore recorded a full impairment charge on the $192.1 million.  $138.1 million of goodwill resulted from using the court approval date of May 27, 2009 as the acquisition date, as opposed to the business combination announcement date of March 4, 2009.  In preparation of New Gold’s financial statements, management elected to early adopt CICA Handbook Section 1582 Business Combinations which requires the measurement date to be the date equity instruments are exchanged in a business combination, in this case being May 27, 2009.

On July 1, 2009, the Company’s gold hedge contracts and fuel hedge contracts qualified for hedge accounting.  Accordingly, the monthly settlement of the gold hedge and fuel contracts results in a realized gain or loss which is recorded with the underlying derivative instrument.  For gold contracts, realized losses from the settlement of third and fourth quarter gold hedges of $3.4 million were recorded within revenues; fuel settlement losses in the third and fourth quarters of $0.1 million were recorded within operating costs.  The mark-to-market of the fuel and hedge contracts, net of tax, resulted in other comprehensive loss of $45.7 million for the year ended December 31, 2009.  Interest and other income of $4.9 million was 9% lower in 2009 than in 2008 as a result of interest rates remaining at historically low levels.  The equity financing which closed on September 11, 2009 resulted in a cash inflow of $107.2 million but had minimal impact on interest income.

In 2009, the Company recognized a loss on foreign exchange of $52.7 million due to the weakening of the U.S. dollar against the Canadian dollar, Mexican peso and Australian dollar.  During 2009, the Canadian dollar strengthened by 14% against the U.S. dollar.  The revaluation of Canadian dollar denominated monetary items to U.S. dollars resulted in a $22.9 million foreign exchange loss which included the revaluation of future income tax liabilities at the New Afton Mine.  In addition, the Australian dollar and Mexican peso strengthened in value against the U.S. dollar by 23% and 5%, respectively.  The revaluation of future income tax liabilities at the Peak and Cerro San Pedro Mines resulted in a combined foreign exchange loss of $29.8 million.

Income and mining tax expense in 2009 was $14.9 million compared to a recovery of $3.3 million in 2008.  The change was primarily attributable to the Cerro San Pedro Mine becoming fully taxable during 2009 and the increase in the enacted future tax rate in Mexico.

At December 31, 2009, the financial position and operations of the Amapari Mine have been presented as a discontinued operation.  The Company has an agreement in place to sell the property and thus segregated all results separately from activities relating to continuing operations.  Since placing the Amapari Mine on care and maintenance in early 2009, the Company was only able to recover and sell gold ounces from the residual heap leach operations.  For the year ended December 31, 2009, a loss of $10.9 million was realized on this discontinued operation.

For the year ended December 31, 2009, New Gold had a net loss from continuing operations of $183.4 million, or $0.60 per basic and diluted share.  This compares with a net income from continuing operations of $70.9 million, or $0.48 per basic and diluted share, in 2008.  In 2009, net loss, including loss from discontinued operations, was $194.3 million, or $0.64 per basic and diluted share.  This compares with a net loss of $102.7 million, or $0.69 per basic and diluted share in 2008.

QUARTERLY INFORMATION

(tabular data in thousands of U.S. dollars, except per share amounts)

	2009	2009	2009	2009	2008	2008	2008	2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gold sales (ounces)	106,475	77,645	52,890	55,397	78,194	67,156	40,540	51,700
Revenues	$131,765	$88,491	$59,199	$44,325	$36,736	$49,171	$19,722	$37,454
Net earnings (loss) from continuing operations	$(2,295)	$6,096	$(199,304)	$12,069	$39,412	$18,005	$2,519	$10,948
Earnings (loss) per share from continuing operations
Basic	$(0.01)	$0.02	$(0.77)	$0.06	$0.18	$0.08	$0.03	$0.14
Diluted	$(0.01)	$0.02	$(0.77)	$0.06	$0.18	$0.08	$0.03	$ 0.14
Net earnings (loss)	$(7,650)	$4,101	$(202,846)	$12,079	$41,135	$(148,853)	$(4,751)	$9,790
Earnings (loss) per share
Basic	$(0.02)	$0.01	$(0.79)	$0.06	$0.19	($0.70)	$(0.05)	$0.13
Diluted	$(0.02)	$0.01	$(0.79)	$0.06	$0.19	($0.68)	$(0.05)	$0.13

BALANCE SHEET REVIEW

A.	ASSETS

At December 31, 2009, New Gold held cash and cash equivalents of $262.3 million.  This compares favourably with the $182.0 million held at December 31, 2008.  The December 31, 2009 balance includes $107.2 million of gross proceeds from an equity financing completed on September 11, 2009.  Of the Company’s holdings, $114.1 million is held in Canadian federal and provincial treasury bills and $85.0 million in cash.  The remainder is held in the following liquid forms:  banker’s acceptances, term deposits, and guaranteed investment certificates.  The Company’s cash and cash equivalents balance excludes the $9.2 million of restricted cash held as part of the Mesquite Mine’s term loan.

The Company’s inventory and stockpiled ore balance has increased by four times the balance at December 31, 2008 to $86.3 million at December 31, 2009.  The addition of the Mesquite Mine’s heap leach operations to New Gold’s operating mine portfolio contributed to the heap leach ore inventory of $58.2 million at December 31, 2009.  The Mesquite Mine accounted for $36.2 million of this balance.  Other significant components of inventories included: $13.9 million of work-in-process, $9.4 million of supplies inventory, and $4.8 million of finished goods.

New Gold owns $99.4 million (Cdn$104.0 million) of face value long-term asset backed notes.  These AB Notes were issued as replacement of asset backed commercial paper formerly held by the Company.  During the fourth quarter of 2009, the company disposed of Cdn$56.3 million of face value AB Notes for total proceeds of $29.8 million (Cdn$31.2 million).  MAV 2 Class A-1 and MAV 2 Class A-2 notes were disposed at 58% and 46%, respectively, of the face value.    The Company has estimated the fair value of the AB Notes at December 31, 2009 at $45.9 million (Cdn$48.0 million).  The estimate of fair value is based on the last transaction price of the potential sale of the MAV 2 A-1 and A-2 asset backed notes in December 2009 and current bid prices received from dealers and brokers for the other remaining notes, with MAV 2 Class B notes valued at 9% of face value.

Mining interests increased by 24% to $2.0 billion at December 31, 2009.  Most of this increase was attributed to the acquisition of Western Goldfields on May 27, 2009.  The calculated purchase consideration of $397.4 million resulted in goodwill of $192.1 million.  $138.1 million of goodwill resulted from using the court approval date of May 27, 2009 as the acquisition date, as opposed to the business combination announcement date of March 4, 2009.  In preparation of New Gold’s financial statements, management elected to early adopt CICA Handbook Section 1582 Business Combinations which requires the measurement date to be the date equity instruments are exchanged in a business combination, in this case being May 27, 2009.  Management evaluated the goodwill for impairment and determined that it could not support the carrying value and therefore, wrote down the entire goodwill amount of $192.1 million.

B.	ASSET BACKED NOTES

At December 31, 2009, the Company owned long-term asset backed notes with a face value of $99.4 million (Cdn$104.0 million).  These AB Notes were issued in replacement of asset backed commercial paper (“ABCP”) formerly held by the Company.  When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities.  The restructuring was completed and the AB Notes were issued on January 21, 2009.

The ABCP were acquired as part of the business combination between New Gold Inc., Metallica Resources Inc. and Peak Gold Ltd. on June 30, 2008.  At that time, the fair value of the ABCP was Cdn$92.9 million representing approximately Cdn$0.54 per dollar of original face value.  During 2009 and 2010, the Company sold all of its holdings in MAV 2 Class A-1, A-2, and 15 notes for a weighted average realized price of Cdn$0.58 per dollar, and received Cdn$9.4 million as a return of capital on the MAV 3 Class 9 notes, representing  99% of the original principal.  Overall, the Company has achieved to-date a weighted average realized price of Cdn$0.64 per dollar compared to the original portfolio value of Cdn$0.54 per dollar at the business combination date.

During the fourth quarter of 2009 Cdn$56.3 million of face value AB Notes were sold for cash proceeds of Cdn$31.2 million.  Three classes of AB Notes were sold: Cdn$32.9 million MAV 2 Class A-1 notes for Cdn$19.1 million; Cdn$18.3 million MAV 2 Class A-2 notes for Cdn$8.4 million; and Cdn$5.1 million MAV 2 Class 15 notes for Cdn$3.7 million. New Gold was able to realize a weighted average price of Cdn$0.55 per dollar through the monetization of this portion of the AB Notes during the fourth quarter.

In addition, during the first quarter of 2010 the Company’s remaining MAV 2 Class A-1 notes and MAV 2 Class A-2 notes were divested: Cdn$69.8 million MAV 2 A-1 for Cdn$43.4 million; and Cdn$13.3 million MAV 2 A-2 for Cdn$6.5 million.  New Gold was able to realize a weighted average price of Cdn$0.60 per dollar through the monetization of this portion of the AB Notes.

The Company has estimated the fair value of the remaining AB Notes at December 31, 2009 using the following methodology and assumptions:

▪	Where the Company still retains AB Notes of the same class as were sold in the fourth quarter, the retained AB Notes are valued at the last transaction price of the partial sale in December 2009.

▪
The other remaining notes, with a face value of $20.0 million (Cdn$20.9 million) and fair value of less than $0.7 million (Cdn$0.8 million), are valued at market bid prices provided by banks and traders active in the AB Notes market.

As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be $45.9 million as at December 31, 2009.

While the Company believes that it has utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets, there can be no assurance that management’s estimate of potential recovery as at December 31, 2009 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.  The Company will continue to aggressively manage the process to recover the maximum value from the original investments and interest due.

The secondary market for the Company’s remaining AB Notes (after the first quarter 2010 divestitures) is relatively illiquid, however management will continue to monitor developments in order to maximize value.

C.	FUEL CONTRACTS

New Gold’s wholly-owned subsidiary, Western Mesquite Mines Inc. (“WMM”), entered into fuel hedge contracts with financial institutions in December 2008 and January 2009.  The hedging contracts represent a total commitment of 2.9 million and 3.0 million gallons of diesel per year at weighted average prices of $1.75 and $1.94 per gallon in 2009 and 2010, respectively.  New Gold assumed the liability upon acquisition of Western Goldfields on May 27, 2009.  The Company is financially settling 252,000 gallons of diesel per month related to these contracts until December 31, 2010.  As at December 31, 2009, 3.0 million gallons remain to be settled.

The Company’s fuel hedge contracts did not initially meet the criterion in Section 3865 Hedges, and therefore were not designated as cash flow hedges.  Accordingly, period-end mark-to-market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on fuel hedging contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s fuel contracts met the requirements under Section 3865 Hedges and were therefore designated as cash flow hedges against forecasted purchases of fuel for expected consumption at the Mesquite Mine.  Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method.  The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over prior periods.  The retrospective test involves comparing the effect of historic changes in fuel prices each period on the fair value of both the actual and hypothetical derivative using a hypothetical derivative method.  The effective portion of changes in fair value of the commodity contracts is recorded in other comprehensive income (“OCI”) until the forecasted transaction impacts earnings.  Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

There were no realized gains or losses recognized for the three month period ended December 31, 2009.  The remaining contracts were marked-to-market as at December 31, 2009, resulting in a pre-tax adjustment to OCI of $0.2 million.  The cumulative fuel hedge asset as at December 31, 2009 was $0.7 million.  Since changes in the hypothetical derivative were less than the actual derivative, the Company did not recognize any ineffective hedge amounts for the three month period ended December 31, 2009.  The twelve months unrealized gain on the fuel hedge contracts of $0.8 million was a result of mark-to-market adjustments prior to qualifying for hedge accounting.

D.	GOLD HEDGE CONTRACTS

Under the terms of the term loan facility entered into by WMM, as a condition precedent to drawdown the loan, WMM entered into a gold hedging program acceptable to the banking syndicate.  As such, at the time of the agreement, the Company had executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce.  New Gold assumed the liability upon acquisition of Western Goldfields on May 27, 2009.  As at December 31, 2009, the remaining gold contracts represent a commitment of 5,500 ounces per month for 60 months with the last commitment deliverable in December 2014 for a total of 330,000 ounces.

The Company’s gold hedge contracts did not initially meet the criterion in Section 3865 Hedges, and therefore were not designated as cash flow hedges.  Accordingly, the period-end mark-to-market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on gold forward sales contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s gold hedging contracts met the requirements for cash flow hedges under Section 3865 Hedges.  Prospective hedge effectiveness is assessed on these hedges using the hypothetical derivative method.  The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative.  The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative.  The effective portion of the gold contracts is recorded in OCI until the forecasted gold sale impacts earnings.  Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

The remaining contracts were marked-to-market as at December 31, 2009, resulting in a cumulative unrealized pre-tax loss of $96.0 million that has been disclosed as a liability and a pre-tax adjustment of $45.7 million to OCI.  The unrealized gain for the year ended December 31, 2009 was $8.2 million.

E.	LONG-TERM DEBT

The majority of the Company’s contractual obligations consist of long-term debt and interest payable.  At December 31, 2009, the Company held $237.5 million in long-term debt.  Of this balance, $169.0 million was held in senior secured notes that mature and become due and payable on June 28, 2017.  These notes bear interest at a rate of 10% per annum and is payable in arrears in equal semi-annual installments.  During the first quarter of 2009, the Company acquired Cdn$50.0 million face value of its senior secured notes for consideration of Cdn$30.0 million from the noteholders.  This results in a reduction of approximately Cdn$5.0 million per year in interest payments.  Additionally, the Company holds through the Mesquite Mine, $27.2 million in a term loan facility with an amended repayment schedule up to June 30, 2012.  The term loan facility was used to fund development of the Mesquite Mine which is now in full operation.  Interest on this loan is now being charged at U.S. dollar LIBOR plus 4.25%.  The term loan facility was fully repaid on February 26, 2010.

Long-term debt obligations are comprised of senior secured notes, subordinated convertible debentures and the Mesquite Mine term loan facility.  The senior secured notes (“Notes”), which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum.  At December 31, 2009 the face value of the Notes totalled $178.7 million (Cdn$187.0 million).  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.  Once the New Afton Project is in commercial production, the Company will be obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the note holders.  The Company also has the option to prepay the Notes at a price ranging from 120% to 100% (decreasing rates based on the length of time the Notes are outstanding).  At December 31, 2009 the redemption price was 114% and is scheduled to decrease to 110% on June 28, 2010.  These Notes are secured on the New Afton Project assets.  Capitalized interest relating to the Notes was $16.5 million in 2009, and $9.5 million in 2008.

The Company has 55,000 subordinated convertible debentures (“Debentures”) that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share.  At December 31, 2009, the aggregate principal of the Debentures was $52.6 million (Cdn$55.0 million).  The Debentures are accounted for as compound financial instruments comprised of a liability and an equity component.  At December 31, 2009, the carrying amount of the liability of $37.6 million will be accreted to the face value of the Debentures over their term to maturity.  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.  Capitalized interest relating to the Debentures was $4.6 million in 2009, and $1.1 million in 2008.

New Gold’s wholly-owned subsidiary Western Goldfields Inc., had a term loan facility with a syndicate of banks under which $86.3 million was borrowed in connection with the development of the Mesquite Mine.  The facility is secured by all of the assets of WMM and a pledge of the shares of WMM owned by the Company.  The loan was assumed upon completion of the Western Goldfields acquisition on May 27, 2009.

Repayment of the project facility is on a semi-annual basis, from December 31, 2008 through June 30, 2012 according to an agreed schedule of percentages of the loan outstanding on October 7, 2009 when an amendment was approved.  In addition to the scheduled repayments, mandatory prepayments are required semi-annually based on 50% of the excess cash flows from the Mesquite Mine.  Once the loan is repaid it cannot be redrawn.  Interest on the amended term loan facility is charged at U.S. dollar LIBOR plus 4.25%.

As at December 31, 2009, the Company had drawn $86.3 million less repayments of $59.1 million under the facility, and incurred interest at an average rate of approximately 5.25% for the three month period.  At May 27, 2009, the outstanding loan balance was $68.6 million.  Since then, the Company made combined repayments and prepayments totaling $41.4 million, leaving the balance outstanding on the term loan facility at $27.2 million as at December 31, 2009.

The gold hedge now extends two and a half years beyond the revised loan term to December 31, 2014. 165,000 ounces of gold, or approximately half of the program, are hedged beyond June 30, 2012 and may be monetized by the Company at its option.

The remaining loan balance was fully repaid on February 26, 2010 and permits the Company the flexibility to monetize the remaining hedges outstanding at its discretion.  The Company currently has no plans to monetize the remaining gold hedge contracts.

F.	FUTURE INCOME AND MINING TAXES

The net future income tax liability increased from $221.4 million in 2008 to $305.3 million in 2009.  The change was primarily attributed to the following factors:

▪
The business combination with Western Goldfields resulted in the recognition of a $90.3 million future income tax liability associated with the recognition of an increase in fair value from the book value related to the Mesquite Mine’s mineral properties.  This future income tax liability was offset by $52.1 million of future income tax assets, primarily associated with loss pools that are available to shelter future taxable income.

▪	The Company recognized foreign exchange losses associated with future income tax balances of $37.0 million related to the weakening of the U.S. dollar against other foreign currencies.

▪
The Mexican statutory income tax rate increased from 28% to 30% in the beginning of 2010, resulting in a $7.8 million increase in the future income tax liability originally recognized on the acquisition of the Cerro San Pedro Mine in 2008.

The current income tax liability increased from $5.1 million in 2008 to $15.7 million in 2009.  The change is primarily attributable to a $4.5 million increase in Mexican taxes payable due to higher profitability and the use of remaining Mexican tax losses during fiscal 2009 resulting in the Cerro San Pedro Mine’s operations being fully cash taxable.  In addition, there is a $2.9 million current income liability owing to U.S. taxation authorities for the Mesquite Mine that did not exist in 2008.  The liability primarily arises from the State of California implementing a suspension on the utilization of corporate tax losses to reduce taxable income in 2009 as part of measures to address the state’s budget shortfall.   The remaining increase in current income tax liability was associated with higher profitability in Australia and an increase in other tax reserves.

NON-GAAP MEASURE – TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION

New Gold reports total cash cost(1) on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute Standard.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash cost (1) per ounce of gold sold to the financial statements:

	Three Months Ended December 31		Year Ended December 31
	2009	2008	2009	2008

Operating expenses from continuing operations	$67,369	$44,171	$176,491	$103,130
Operating expenses from discontinued operations	--	16,643	11,427	66,564
Treatment and refining charges on concentrate sales	2,643	1,598	7,912	5,085
By-product copper and silver sales	(20,075)	1,290	(58,612)	(18,206)
Non-cash adjustments	317	(19,395)	(1,368)	(22,155)
Total cash cost	$50,254	$44,307	$135,850	$134,418
Ounces of gold sold	106,475	78,194	292,407	237,590
Total cash cost per ounce of gold sold	$472	$567	$465	$566

Note:  The above table includes operational data from mines only since acquisition by New Gold.  Cerro San Pedro Mine is included within these financials on July 1, 2008 and the Mesquite Mine on May 27, 2009.  The above table includes results for the Amapari Mine during 2008 and the first quarter of 2009, which is classified as a discontinued operation for financial reporting purposes.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2009, the Company had cash and cash equivalents held by continuing operations of $262.3 million compared to $242.6 million at September 30, 2009.  These balances exclude $9.2 million of restricted cash held by the Mesquite Mine as part of requirements in its term loan agreement ($7.5 million at September 30, 2009), and exclude $6.2 million and $9.0 million of reclamation deposits for the New Afton project and Mesquite Mine, respectively.  The increase in cash in the three month period was attributed to the following key items:

▪	Strong cash flows from gold sales at the Company’s operating mines which benefitted from prevailing average market gold prices of $1,100 per ounce during the quarter;
▪	AB Notes disposal proceeds of Cdn$31.2 million;
▪	Project spending at the New Afton Project for the quarter ended December 31, 2009 of $14.5 million, not including cash paid interest;
▪	Interest paid and principal repaid (through scheduled repayments and the sweep mechanism) on the term loan facility of $0.5 million and $33.6 million respectively; and
▪	Interest paid on senior secured notes and convertible debentures of $10.2 million.

The Company’s cash and cash equivalents are invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of investment.  The surplus corporate funds are only invested with approved government or bank counterparties.  This does not include the AB Notes (refer to AB Notes section in Critical Accounting Policies and Estimates for further discussion).

As at December 31, 2009, the Company had working capital from continuing operations of $301.7 million.  During the quarter, the Company’s working capital increased by the sources of cash described above and was negatively impacted by a $19.3 million decrease in the current portion of long-term debt.

In the opinion of management, the working capital at December 31, 2009, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.  However, taking into consideration volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations.  At current metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fund the construction of the New Afton project.

During the year ended December 31, 2009, the Company had positive operating cash flows from continuing operations of $79.0 million and invested a total of $111.5 million in mining interests, including $1.3 million at the Mesquite Mine, $3.2 million at the Cerro San Pedro Mine, $28.6 million at the Peak Mine, $76.2 at the New Afton Project and $2.2 million at other projects.

LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper.  Copper will become increasingly important when the New Afton and El Morro Projects are currently expected to be completed after 2011.   In addition to these internal growth opportunities, the Company has other prospective properties which include, but are not limited to, CSP Sulphide, the Abacus joint venture at New Afton and Liberty Bell in Alaska.  Internal growth will focus on the New Afton and El Morro Projects; however there are other potential development properties that may become high priorities as further exploration and assessment is completed.  In order to supplement this internal growth, the Company considers expansion opportunities through mergers and acquisitions.

Capital expenditures for 2010 are expected to be approximately $180.4 million with $14.6 million allocated to the Mesquite Mine, $10.8 million to the Cerro San Pedro Mine, $31.9 million to Peak Mine, $119.9 million (including capitalized interest) to the continued development of New Afton, and $3.2 million for corporate expenditures.

Management believes the Company will not need external financing to complete its major development projects. The recently closed transaction with Goldcorp on the El Morro project will eliminate the need for project capital.  With the successful business combination with Western Goldfields Inc., the sale of the AB Notes, the El Morro transaction with Goldcorp, the expected completion of the sale of the Amapari Mine, and current and forecast metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fully fund the construction of the New Afton and El Morro projects.

The Company expects it will not need external financing to repay its remaining debt in 2014 and 2017.  These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

OUTLOOK

Global growth is returning and the broader economy is more optimistic and firmly moving towards recovery after a challenging period in the early part of 2009.  The fourth quarter of 2009 has continued with stabilization of economic and credit conditions.  To date, the recovery has been supported by significant government stimulus, however consumer demand has been choppy at best.  China and other emerging economies have led the way, supporting higher energy and commodity prices.  In contrast, the U.S., many European nations and Japan have lagged to date due to high unemployment, low consumer confidence and persisting weakness in many sectors, such as housing.  We believe the next one to two years will show a return to a more coordinated global growth phase with moderate inflation, however there may be increased risks related to high government debt levels and geopolitical issues.  Key risks to future growth include fading government fiscal and monetary support, above average unemployment, increasing interest rates and geopolitical issues, such as unstable oil supplies from countries including Iraq, Nigeria and Angola.  If unprecedented government spending and low interest rates start to subside as expected in the second half of 2010, there is a risk of weaker economic recovery or even a relapse into recession.  However, economists believe the most likely outcome may be a more volatile return to sustained growth rather than another recession.

The recovery in the global economy and stock markets seen during 2009 has also continued to support base metal prices during the fourth quarter, including copper which has increased from $2.79 per pound at the end of September 2009, to an average of $3.02 per pound during the quarter ended December 31, 2009, and ended at $3.33 per pound.  In addition, gold and silver prices have increased from the September 30, 2009 closing prices of $996 per ounce and $16.45 per ounce to $1,096 and $16.85, respectively, at the end of December 2009.  The average gold and silver prices for the fourth quarter were $1,100 and $17.57 per ounce, respectively.  The average gold, silver and copper prices for the year ended December 31, 2009 were $972 per ounce, $14.68 per ounce, and $2.35 per pound respectively compared to the year ended December 31, 2008 when prices averaged $872 per ounce, $14.99 per ounce, and $3.16 per pound.  Key factors influencing the price of gold include currency rate fluctuations and the relative strength of the U.S. dollar, the supply of, and demand for, gold and macroeconomic factors such as the level of interest rates and inflation expectations.  Economists are currently predicting continued weakening of the U.S. dollar over the next one to two years, and we believe commodity based currencies, such as the Australian and Canadian dollars, will appreciate relative to the U.S. dollar.  Market conditions and potential earlier interest rate increases may keep these currencies at parity or above in the near term, particularly if central banks diversify their reserves away from the U.S. dollar.  In addition, global investors may look to diversify away from U.S. dollar assets accumulated during the recent financial difficulties.  Investors are seeking higher yields in riskier assets, fuelling further carry-trade activity resulting in borrowings in U.S. dollars and investments in other higher yielding currencies and assets.

Global liquidity, improving economic fundamentals and a weaker U.S dollar should support gold and silver prices in the near term.  Forecasting metal prices and demand has been difficult, however, in light of recent signs of the strengthening of markets, management believes the long term environment and prospects for our business are favourable.  We have not hedged foreign exchange rates and metal prices, except to meet the lenders’ requirements related to the Mesquite Mine’s term loan facility.

In addition to the above factors, we believe the outlook for global gold mine production continues to be one of declining supply due to limited global exploration success, a trend of lower grade production by producers, a lack of promising regions for gold exploration and production, and challenges in bringing projects to the production stage.  The significant market interest, including from two of the largest gold companies in the world, in the El Morro copper-gold project is further evidence of the limited pure gold projects of significant size available to support demand and ambitious growth plans of any scale.  We believe long term gold prices will benefit from these trends and copper will also be supported by potential under-investment in new capacity during the last cycle.  Some industry observers believe new mine development will be needed by 2012, which coincides well with the expected timing of commercial production at the New Afton project in mid-2012.

These signs of recovery have also supported an improvement in general corporate credit market conditions during 2009 with many precious metal companies tapping the equity and debt markets during the year.  In the current improving global economic environment, the Company intends to preserve capital and maximize cash balances while maintaining flexibility and a strong balance sheet.  New Gold is committed to maximizing cash balances by increasing operating cash flow, containing costs, controlling expansion capital and reviewing strategic alternatives for non-core assets.

New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company is seeking to be flexible in the current environment to be able to respond to opportunities as they arise, such as acquisitions, debt buybacks and other transactions.  At current metal prices and after the recent announcements of the El Morro project partnership with Goldcorp, the Amapari transaction and the sale of certain AB Notes, it is expected that the Company’s existing cash and assets coupled with the cash flow from current operations will be sufficient to fully fund the construction of the New Afton and El Morro projects.  The new partnership with Goldcorp and monetization of other non-core assets has substantially improved future financing flexibility.

New Gold’s 2010 guidance for gold production is 330,000 to 360,000 ounces at a total cash cost(1) of $445 - $465 per ounce of gold sold, net of by-product sales.

Mine	Forecast 2010 Gold Production (ounces)	Forecast 2010 Total Cash Cost(1)
Mesquite Mine	145,000 – 155,000	$540 - $560
Cerro San Pedro Mine	95,000 – 105,000	$390 - $410
Peak Mine	90,000 – 100,000	$360 - $380
Total	330,000 – 360,000	$445 - $465

Assumptions used in the 2010 forecast include silver and copper prices of $15.00 per ounce and $2.75 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of 1.11, 1.18 and 13.00 to the U.S. dollar, respectively.

COMMITMENTS

The Company has entered into a number of contractual commitments related to purchases of equipment with long lead times or critical pieces of mining equipment related to the New Afton Project.  At December 31, 2009, these commitments totalled $2.1 million and are expected to be paid over the next 12 months.

In addition to the above, the Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment at its operating mines.  At December 31, 2009, these commitments totalled $10.3 million and are expected to be paid over the next 12 months.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded.  When a contingent loss is not probable but if reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed.  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

A.	NEW AFTON

The Company terminated various employment, consulting and service agreements as a result of slowing development activities at the New Afton project. Certain of the affected parties have or may in the future make legal claims in response to such terminations. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

B.	AMAPARI MINE

The Company has recognized a contingent liability for certain of the following claims based on its best estimates of the outcome of these contingencies.  The amount has been included in liabilities of assets held for sale.  Not all of the following claims will result in the Company being required to make payments to the claimants.  The final payments, if any, may differ significantly from the amount the Company currently estimates.

a)
The Company terminated various employment, consulting and service agreements as a result of placing the Amapari Mine on temporary care and maintenance.  Certain of the affected parties have or may in the future make legal claims in response to such terminations.  The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

b)
The Company has received notice that legal claims have been filed in Brazilian courts against the Company’s Amapari Mine. The claims allege that the Amapari Mine has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes these claims are unfounded and intends to vigorously defend against them.

c)	A tax claim has been received by the Amapari Mine. The Company has lodged an appeal.

d)
The Company has been notified of infraction notices on the Amapari Mine for which it intends to take action to revoke or reduce. Also, claims have been filed in Brazilian courts against the Amapari Mine alleging rents are payable for the occupation of land where the Amapari Mine was developed. The Company is defending against these claims.

e)
The Company has received notice that legal claims alleging environmental damage at the Amapari Mine site have been filed in Brazilian courts against the Company’s Amapari Mine.  The Company is defending against these claims.

C.	CERRO SAN PEDRO MINE

The Company has a history of legal challenges to its Cerro San Pedro Mine. In November 2009, the Company was notified it was required to suspend mining operations at its Cerro San Pedro Mine. Although mining had been suspended, gold recovery operations of existing inventory on the leach pads continued.  The mining suspension followed  a ruling by the Federal Court of Fiscal and Administrative Justice nullifying the mine's Environmental Impact Statement EIS which was issued in 2006.  PROFEPA, the Mexican environmental enforcement agency, issued the order requiring Cerro San Pedro Mine to suspend mining as a consequence of the nullification of the EIS.  The Company has filed appeals to both the court decision and the PROFEPA order related to the EIS.  In December, 2009, the Company was granted an injunction related to the suspension of operations at its Cerro San Pedro Mine.  The court ruling temporarily overturns the PROFEPA order to suspend mining operations at the Cerro San Pedro Mine.  Subsequent to December 31, 2009, the Company was scheduled to face a hearing in the Fourth District Court in San Luis Potosi, related to a challenge by opposition to the mine to the annual renewal of the explosives permit at Cerro San Pedro.

The Company is vigorously defending against this challenge and a hearing is scheduled for March 2010.  Until the hearing is held, no additional blasting will take place at Cerro San Pedro.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Certain directors and officers of New Gold are also directors of a company to which the Company pays royalties in the in the normal course of business.  Royalty payments were $4.2 million for the year ended December 31, 2009 (2008 - $nil).  At December 31, 2009, the Company had $1.3 million included as accrued liabilities related to this company (2008 - $nil).  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

A director of New Gold is also director of the company that purchased from New Gold an interest in the El Morro project.

RISK FACTORS

Readers of this Management’s Discussion and Analysis should give careful consideration to the information included or incorporated by reference in this document and the Company’s audited consolidated financial statements and related notes.  Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, asset backed commercial paper, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation.

A.	METAL PRICES

The Company’s revenues and cash flows are subject to fluctuations in gold, silver and copper prices.  At the Peak Mine there can be a significant time lag between the time of recording of copper revenues and final pricing of copper.  Therefore, changes in the price of copper during this period can have a significant impact on the Company’s revenue and working capital position.  Metal prices are affected by a variety of factors including interest rates, exchange rates, international economic and political trends, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand and the political and economic conditions of major metal producing countries throughout the world.

B.	GOVERNMENT REGULATIONS

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

C.	FOREIGN OPERATIONS

The Company’s operations are currently conducted in the United States, Australia, Mexico, Canada, and Chile, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary for each country and include, but are not limited to:  extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

D.	ENVIRONMENTAL COMPLIANCE

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations.  To the extent that such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

E.	ASSET BACKED NOTES

As at December 31, 2009, the non-bank ABCP market had been the subject of a restructuring process with the express intention of replacing the ABCP with a number of long-term floating rate notes or asset backed notes.  The restructuring plan was completed on January 21, 2009 and the AB Notes were issued in replacement of ABCP.  This process pooled all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling (“Ineligible Assets”) and those series of assets backed exclusively by traditional financial assets (“Traditional Series”).  ABCP relating to the pooled assets was replaced with four classes of notes named A-1, A-2, B and C in declining order of seniority.  ABCP relating to ineligible assets and traditional series were replaced with new tracking notes whose characteristics were designed to track the performance of the particular assets of the series to which they correspond.

The Company has estimated the fair value of the remaining AB Notes at December 31, 2009 using the following methodology and assumptions:

▪
Where the Company still retains AB Notes of the same class as were sold in the fourth quarter (including A-1 and A-2 AB Notes), the retained AB Notes were valued at the last transaction price of the partial sale in December 2009.  All of these notes were subsequently sold in 2010 for prices higher than their December 31, 2009 fair value.

▪
The other remaining notes, with a face value of $20.0 million (Cdn$20.9 million) and fair value of less than $0.7 million (Cdn$0.8 million), were valued at market bid prices provided by banks and traders active in the AB Notes market.

While the Company believes that it has utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets, there can be no assurance that management’s estimate of potential recovery as at December 31, 2009 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.  However, the Company sold all of its remaining A-1 and A-2 notes in January 2010.

The secondary market for the Company’s remaining AB Notes (after the first quarter 2010 divestitures) is relatively illiquid; however, management will continue to monitor market developments in order to maximize value.

F.	ADDITIONAL FINANCING

The Company’s mining, processing, development and exploration activities may require additional external financing.  Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of our projects.  There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable.  At current metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fund the construction of the New Afton and El Morro projects.

G.	RISK RELATING TO RECENT ACQUISITIONS

In 2009, the Company completed the business acquisition of Western Goldfields Inc.  In the prior year, the Company completed a business combination of New Gold, Metallica and Peak Gold.  There can be no assurances that the benefits anticipated from these acquisitions will be realized.

H.	DEPENDENCE ON MANAGEMENT

The Company relies heavily on the business and technical expertise of its management team and it is unlikely that this dependence will diminish in the near term.

I.	TITLE TO THE COMPANY’S MINERAL PROPERTIES

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of the Company’s interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects.  As a result, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to the properties.  An impairment to or defect in our title to certain properties could have a material adverse effect on our business, financial condition or results of operations.

J.	LITIGATION

New Gold is party to material legal proceedings, which, if decided adversely to New Gold, may have a material adverse effect on the financial or business position or prospects of New Gold.  Shareholders are urged to read the description of the pending legal proceedings set out under the heading “Contingencies”.

FINANCIAL RISK MANAGEMENT

A.	CREDIT RISK

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.  The Company’s financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable.  Credit risk is primarily associated with trade receivables and investments; however it also arises on cash and cash equivalents.  To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company sells its gold exclusively to large international organizations with strong credit ratings.  The Company’s revenue is comprised of gold sales to primarily five customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2009 is not considered to be high.  The Company’s maximum exposure to credit risk at December 31, 2009, is as follows:

(U.S. dollars in thousands)
	2009	2008
	$	$

Cash and cash equivalents	262,325	182,013
Restricted cash	9,201	-
Accounts receivable	10,345	11,232
Mark-to-market gain on fuel contracts	706	-
Investments	45,890	77,016
Reclamation deposits and other	17,646	4,900
	346,113	275,161

The aging of accounts receivable at December 31, 2009 was as follows:

(U.S. dollars in thousands)
	0-30	31-60	61-90	91-120	Over	2009	2008
	days	days	days	days	120 days	Total	Total
	$	$	$	$	$	$	$

Corporate	47	-	123	-	-	170	813
Mesquite mine	273	-	-	-	-	273	-
Peak Mines	3,913	-	-	-	9	3,922	3,455
New Afton	54	-	119	459	-	632	2,148
Cerro San Pedro	608	606	1,089	937	2,108	5,348	4,816
	4,895	606	1,331	1,396	2,117	10,345	11,232

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions.  Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”) in respect of the operations and closure liabilities of the Mesquite Mine.  At December 31, 2009, the Company had $9.0 million in the account.  In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating.  The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners.  As a result of federal and state laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk.  During 2009, AIG has been working through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury.  The U.S. Department of the Treasury has a 78% stake in the equity of AIG.  Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company in 2010.

B.	LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated balance sheet.

(U.S. dollars in thousands)
	Less than			After	2009	2008
	1 year	1-3 years	4-5 years	5 years	Total	Total
	$	$	$	$	$	$
Accounts payable and
accrued liabilities	36,006	-	-	-	36,006	28,759
Long-term debt	12,088	15,147	52,553	178,679	258,467	238,447
Interest payable on
long-term debt	21,552	41,480	39,651	44,669	147,352	187,654
Gold contracts	19,206	57,095	19,685	-	95,986	-
	88,852	113,722	111,889	223,348	537,811	454,860

In the opinion of management, the working capital of $301.7 million at December 31, 2009, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements through its current reporting period. However, taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations.

The Company believes that external financing (which may include bank borrowings and future debt and equity offerings) will not be required to complete its major development projects.  A period of continuous low copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations.  In addition, management believes it will not need external financing to repay its long-term debt in 2017.

C.	CURRENCY RISK

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i.	Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii.	Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt.  The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

  (in thousands)
				2009
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	165,147	32,008	2,670	18
Investments	45,890	-	-	-
Accounts receivable	549	3,922	5,674	-
Reclamation deposit	6,211	-	-	-
Accounts payable and accruals	(6,529)	(11,566)	(8,806)	(94)
Reclamation and closure cost obligations	(1,846)	(8,330)	(4,314)	-
Long-term debt	(206,653)	-	-	-
Gross balance sheet exposure	2,769	16,034	(4,776)	(76)

				2008
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	88,977	15,213	531	-
Investments	77,017	-	-	-
Accounts receivable	2,667	-	5,228	-
Reclamation deposit	-	-	-	-
Accounts payable and accruals	(14,414)	(7,980)	(3,028)	-
Reclamation and closure cost obligations	(182)	(5,449)	(3,270)	-
Long-term debt	(223,951)	-	(238)	-
Gross balance sheet exposure	(69,886)	1,784	(777)	-

iii.	Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars.  Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results.  Some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

            (in thousands)
	2009	2008
	$	$

Canadian dollar	277	700
Australian dollar	1,603	178
Mexican peso	478	70
Chilean peso	76	-
	2,434	948

D.	INTEREST RATE RISK

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments.  In particular, the Company is exposed to interest rate changes on the term loan facility.  The term loan facility interest payments are based on the U.S. dollar LIBOR which may fluctuate.  A 1.0% basis point change in the U.S. dollar LIBOR would result in an annual difference of approximately $0.3 million in the interest expense to the Company.  The Company has not entered into any derivative contracts to manage this risk.

Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

E.	COMMODITY PRICE RISK

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper.  World gold prices have historically fluctuated widely.  World gold prices are affected by numerous factors beyond our control, including:

▪	the strength of the U.S. economy and the economies of other industrialized and developing nations;
▪	global or regional political or economic crises;
▪	the relative strength of the U.S. dollar and other currencies;
▪	expectations with respect to the rate of inflation;
▪	interest rates;
▪	purchases and sales of gold by central banks and other holders;
▪	demand for jewelry containing gold; and
▪	investment activity, including speculation, in gold as a commodity.

As part of the Western Goldfields acquisition, the Company acquired gold contracts which mitigate the effects of price changes.  The Company declared these contracts an accounting cash flow hedge effective July 1, 2009.   At December 31, 2009, the Company had remaining gold forward sales contracts for 330,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 60 months.

In 2009, the Company’s revenues and cash flows were impacted by the rising copper prices. There is a time lag between the time of shipment for copper and final pricing, and changes in copper pricing can significantly impact the Company’s revenue and working capital position.  As of December 31, 2009, working capital includes copper concentrate receivables totalling 1.1 million pounds.  A $0.10 change in the copper price would have an impact of $0.1 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control.  The Company has entered into fuel contracts to mitigate these price risks.  At December 31, 2009, the Company had a remaining commitment of 3.0 million gallons of diesel over the next 12 months.

A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

(U.S. dollars in thousands)
				Year ended December 31
	2009	2009	2008	2008
	Net	Other Comprehensive	Net	Other Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	27,303	31,793	16,257	-
Copper price	3,531	-	969	-
Silver price	2,136	-	758	-
Fuel price	2,700	695	-	-

CONTRACTUAL OBLIGATIONS

(U.S. dollars in thousands)
		Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	$258,467	$12,088	$15,147	$52,553	$178,679
Interest payable on long-term debt	147,354	21,552	41,480	39,652	44,670
Commitments & permits	27,472	12,439	15,000	33	--
Asset retirement obligations	50,638	706	2,976	11,933	35,023
Total contractual obligations	$483,931	$46,785	$74,603	$104,171	$258,372

The majority of the Company’s contractual obligations consist of long-term debt and interest payable.  Long-term debt obligations are comprised of senior secured notes and subordinated convertible debentures.  The Notes, which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum.  At December 31, 2009, the face value of the Notes totalled $178.7 million (Cdn$187.0 million) with remaining interest payable totaling $134.0 million (Cdn $140.3 million).  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.  Once the New Afton project is in commercial production, the Company is obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the noteholders.  The Company also has the option to prepay the Notes at a premium ranging from 114% to 101% (decreasing rates based on the length of time the Notes are outstanding).  These Notes are secured on the New Afton project assets and do not have recourse to other assets of New Gold.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014.  At December 31, 2009, the aggregate principal of the subordinated convertible debentures was $52.6 million (Cdn$55.0 million) with remaining interest payable totaling $11.8 million (Cdn$12.3 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

OUTSTANDING SHARES

As at March 4, 2010, there were 388,935,000 common shares of the Company outstanding.  The Company had 17,450,000 stock options outstanding under its share option plan, exercisable for 17,450,000 common shares.  In addition, the Company had 325,268,000 common share purchase warrants outstanding exercisable for 63,042,000 common shares.

ACCOUNTING POLICIES IMPLEMENTED EFFECTIVE JANUARY 1, 2009

a)	Accounting policies implemented effective January 1, 2009

i.
Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces CICA Handbook Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, Emerging Issues Committee (“EIC”) 27, Revenues and Expenditures in the Pre-operating Period is no longer applicable.  The adoption of Section 3064 did not have a material impact on the Company’s consolidated financial position and results of operations for the year ended December 31, 2009.

ii.
Effective January 1, 2009, the Company adopted CICA Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 was applicable for the Company’s business combinations with acquisition dates on or after January 1, 2009. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 was applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009.  The adoption of these standards had a significant impact on how the Company accounted for the business combination with Western Goldfields.  The impact was as follows:

▪
Transaction costs were not capitalized as part of the purchase consideration and instead were expensed as incurred.  As a result of this, the Company has expensed approximately $6.6 million of transaction costs.

▪
Measurement date for equity instruments issued by the Company was at the date of acquisition (May 27, 2009) and not at the average of a few days before and after the terms were agreed to and announced (March 4, 2009).  This resulted in using a share price of $2.63 versus a share price of $1.73.  This resulted in an increase in the purchase consideration for the Business Combination of $138.1 million, resulting in increased goodwill being recorded on the balance sheet.

iii.
On January 20, 2009, the CICA issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which clarifies that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments.  EIC 173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC 173.  The Company adopted this recommendation January 1, 2009. The adoption of this standard had a significant impact on the fair value of the gold forward sales at December 31, 2009.  Without the inclusion of the Company’s own credit risk the fair value of the gold hedge would have been $109.2 million compared to $96.0 million at December 31, 2009.

b)	Accounting policies implemented during the year ended December 31, 2009

i.	Derivative instruments

Derivative instruments are recorded at fair value. On July 1, 2009, the Company’s existing gold contracts and fuel contracts were designated as cash flow hedges under the requirements of CICA Handbook Section 3865, Hedges.  From that time forward, the effective portion of any gain or loss on the hedging instrument is recognized in other comprehensive income and the ineffective portion is included in other income as an unrealized gain (loss) on gold hedging or fuel contracts in the statement of operations. Prior to meeting the requirements for cash flow hedges, changes in the fair values of the Company’s derivative instruments were recognized in net income.

ii.	Financial Instruments Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair market value measurements for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly.  Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

iii.	Accounting Changes

In June 2009, the CICA issued amendments to CICA Handbook Section 1506 – Accounting Changes.  Section 1506 was amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting.  The amendments were effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009.  The adoption of IFRS, is not expected to qualify as an accounting change under CICA 1506.

iv.	Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC-174 – Mining Exploration Costs and withdrew EIC-126 – Accounting by Mining Enterprises for Exploration Costs.  The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required.  The adoption of this abstract did not have any impact on the Company’s consolidated financial statements.

v.	Equity

In August 2009, the CICA issued certain amendments to Section 3251 — Equity.  The amendments apply to entities that have adopted Section 1602 — Non-controlling interests.  The amendments require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests.  The amendments also require that non-controlling interests be presented separately as a component of equity.  The adoption of this standard has had no impact on the financial statements for the year ended December 31, 2009.

c)	Accounting policies to be implemented subsequent to December 31, 2009

i.	Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175 – Multiple Deliverable Revenue Arrangements, replacing EIC 142 – Revenue Arrangements with Multiple Deliverables.  This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  If the abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption.  As the Company has not adopted EIC 175, which is not mandatory until the year beginning January 1, 2011, the amendments are not applicable to the Company in the interim and there is no impact to the financial statements for the year ended December 31, 2009.

ii.	International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Based on historical experience, current market conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances.  These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses.  The following have been identified as critical accounting policies and estimates and a change in these policies or estimates could materially impact the consolidated financial statements.  The Company’s complete accounting policies are described in Note 2 to the consolidated financial statements.

A.	INVENTORIES

Heap leach ore, work-in-process, finished goods, and stockpile ore are valued at the lower of average production costs or net realizable value.

Costs are added to ore on leach pad based on current mining costs, including applicable amortization and depletion relating to mining operations.  Costs are removed from ore on leach pad as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad.  The estimates of recoverable gold on the leach pad are calculated from the quantities of ore placed on the leach pad (based on measured tonnage), the grade of ore placed on the leach pad (based on assay results), and a recovery percentage (based on ore type).

Under the heap leaching process, ore on leach pad is treated with a chemical solution which dissolves the gold contained in the ore.  The solution is further processed in a plant where the gold is recovered.  Metal-in-process inventories represent metal in solution or in subsequent stages of the refining process.  In-

process inventories are measured based on assays of the solution and projected recoveries from the refining circuit and are valued at average production cost or net realizable value.  Average production cost is based on the average cost of material fed into the process from the leach pad plus the in-process conversion costs, including applicable amortization relating to the process facilities.  Metal-in-process inventories are valued at the lower of average cost or net realizable value and any adjustment to net realizable value is reflected in the statement of operations as a component of mine operating costs.

Although the amount of recoverable gold ounces placed on the leach pad, based on tonnage and grade of ore, is reconciled to the gold ounces actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time.  The determination of both the ultimate recovery percentage and the quantity of metal expected over time requires the use of estimates, which are subject to revision since they are based upon metallurgical test work.  The Company expects to continue to process and recover metal from leach pads until no longer considered economically feasible.

Bullion (metal refined to industry purity standards) inventory, which includes metal held on our behalf by third parties, is valued at the lower of average production cost or net realizable value.

B.	MINERAL PROPERTIES

The Company records mineral property acquisition expenditures and mine development expenditures at cost. The Company capitalizes pre-production expenditures net of revenues received until the commencement of commercial production in accordance with GAAP.

A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location.  If these estimates of reserve prices turn out to be inaccurate, or if the Company revises its mining plan for a location due to reductions in the price of gold or otherwise to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of the mineral property, plant and equipment or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, GAAP requires the Company to consider at the end of each accounting period whether or not there has been an impairment of capitalized mineral property, plant and equipment.  For producing properties, this assessment is based on whether factors are present that may indicate a need for a write-down.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be received or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.  Volatility in equity and commodity markets could have a significant impact on the valuation of our mineral properties.

C.	RECLAMATION OBLIGATIONS

The Company has an obligation to reclaim its properties after the minerals have been mined from the site and has estimated the costs necessary to comply with existing reclamation standards.  Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made.  The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount.  Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the units-of-production method.  At the end of each period the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).  If these estimates of costs or recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all of which would reduce the Company’s earnings and net assets.

D.	FUTURE TAX ASSETS AND LIABILITIES

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized.  Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income.  Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. The Company has reviewed its tax assets at December 31, 2009 and based on management’s current view of future metal prices and exchange rates have determined that the tax assets are still recoverable.

In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that the changes in these estimates could occur and materially affect the amount of future income tax liabilities recorded at the balance sheet date.

E.	REVENUE RECOGNITION

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.  These types of adjustments can have a material impact on revenues.

F.	STOCK-BASED COMPENSATION

CICA Handbook, Section 3870, Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period.  The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011 as the date International Financial Reporting Standards (“IFRS”) will replace current Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises.  This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP.

New Gold’s IFRS conversion project consists of three phases:  Scoping and Diagnostic, Detailed Evaluation, and Implementation and Review.

Phase 1: Scoping and Diagnostic – This phase included completion of a high-level impact assessment to identify key areas that may be affected by the conversion. Based on the results of this assessment, a detailed implementation plan was developed. New Gold completed the Scoping and Diagnostic phase in the first quarter of 2009.

Phase 2: Detailed Evaluation – In this phase, further evaluation of the financial statement areas impacted by IFRS is conducted. The evaluation includes detailed analysis of the IFRS – Canadian GAAP differences, and the selection of accounting policy choices under IFRS. This phase also includes a review of the impact on information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting expertise and training requirements, and business activities (including compensation programs, debt covenants and other contractual arrangements). Based on the analysis performed to date, the Company is not expecting its information technology and data systems or its business activities to be significantly impacted. Phase 2 began in the second quarter of 2009 and is expected to continue through the first quarter of 2010.

Phase 3: Implementation and Review – This phase includes implementation of the required changes necessary for IFRS compliance. Final decisions on accounting policy choices and IFRS 1 exemptions will be approved and changes to business processes and internal controls resulting from policy changes will be implemented. Also included is the delivery of IFRS training and the development of an external communication plan. Preparation of an opening IFRS balance sheet and IFRS comparatives for 2010 reporting periods will commence during this phase. The Company will monitor changes in IFRS leading up to the January 1, 2011 adoption date, and update its conversion efforts as required. Phase 3 began in the fourth quarter of 2009 and continues through 2010.

The analysis to date of IFRS and comparison with Canadian GAAP has identified a number of differences. Many of the differences will not have a material impact on the Company’s reported results and financial position.  Differences that could result in a material impact include, but may not be limited to:

A.	FINANCIAL INSTRUMENTS

IFRS requires the liability component of convertible financial instruments to be measured first and the residual amount assigned to the equity component. Canadian GAAP does not prescribe a method for assigning value to the liability and equity elements contained in a single instrument, but suggests two acceptable approaches: the method as described for IFRS, and the use of the relative fair values of the debt and equity elements.

The Company’s convertible debentures were bifurcated into a principal and conversion option feature using the relative fair values at the date of issue.  The principal component was recorded as debt with a portion, representing the estimated fair value of the conversion option feature at the date of issue, being allocated to equity.  This difference may require the Company to recalculate the debt and equity components of its convertible debentures.

Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are required to be classified and accounted for as financial liabilities at their fair values with changes in fair values being included in net earnings. Under Canadian GAAP, all the Company’s outstanding share purchase warrants are classified and accounted for as equity. This difference may result in a reclassification of the Company’s share purchase warrants from equity to financial liability.

B.	IMPAIRMENT

Under IFRS, the impairment calculation is a one-step process in which discounted cash flows are compared to the carrying value of assets. Canadian GAAP requires a two-step impairment test in which the Company must first compare undiscounted cash flows to the carrying value of the assets, and only if the cash flows are below the carrying value does management need to discount the cash flows to calculate impairment. This may result in additional write-downs under IFRS where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

C.	ASSET RETIREMENT OBLIGATIONS

IFRS requires provisions to be updated at each balance sheet date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP requires the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.  IFRS also defines provisions as including both constructive and legal obligations, whereas Canadian GAAP limits the definition to legal obligations. These differences will require the Company to recalculate its asset retirement obligations and related asset amounts.

D.	FOREIGN CURRENCY TRANSLATION

IFRS utilizes a functional currency concept (currency of the primary economic environment in which the entity operates) to determine the method of measuring foreign currency translation. Canadian GAAP uses the concept of integrated and self-sustaining foreign operations.  As a result of this difference, the Company’s foreign operations may have a different functional currency under IFRS than under Canadian GAAP.

E.	IFRS 1 “FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS”

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.  The Company is analyzing the optional exemptions applicable to its circumstances and will implement those determined to be most appropriate.

CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

B.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“IFCR”) is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

▪	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

▪
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

▪
provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company’s management, including its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2009. Deloitte & Touche LLP as stated in their report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

C.	CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

ENDNOTES

1.
“Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America.  Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies.  The Company reports total cash cost on a sales basis.  Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash cost is then divided by gold ounces sold to arrive at the total cash cost per ounce sold.  The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

2.	Average realized price per ounce of gold sold is a non-GAAP financial measure which:
▪	excludes from revenues unrealized gains and losses on non-hedge derivative contracts; and,
▪	includes revenues from the Amapari Mine which has been presented as a discontinued operation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Management’s Discussion and Analysis, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this MD&A, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks Factors" included in New Gold's Annual Information Form filed on March 31, 2009 and Management Information Circular filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this presentation concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.